UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
THE FINANCIAL STATEMENTS ON DECEMBER 31, 2011 AND 2010

Table of Contents Financial Statements for the period ended December 31, 2011 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY			Pages

Management's Report			1
Independent Auditors' Report			14
Financial Statements
Balance Sheets			16
Income Statements			20
Statements of Changes in Stockholders' Equity			21
Statements of Cash Flows			22
Statements of Value Added			23
Notes to the Financial Statements
Note	1	. General Information	24
Note	2	. Presentation of Financial Statements	24
Note	3	. Significant Accounting Practices	24
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	27
Note	6	. Securities and Derivatives	27
Note	7	. Interbank Accounts	36
Note	8	. Loan Portfolio and Allowance for Loan Losses	36
Note	9	. Foreign Exchange Portfolio	39
Note	10	. Trading Account	39
Note	11	. Tax Credits	40
Note	12	. Other Receivables - Other	42
Note	13	. Foreign Branches	42
Note	14	. Investments in Affiliates and Subsidiaries	43
Note	15	. Fixed Assets	44
Note	16	. Intangibles	44
Note	17	. Money Market Funding and Borrowings and Onlendings	45
Note	18	. Tax and Social Security	47
Note	19	. Subordinated Debts	48
Note	20	. Other Payables - Other	48
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	48
Note	22	. Stockholders’ Equity	50
Note	23	. Operational Ratios	52
Note	24	. Related Parties	52
Note	25	. Income from Services Rendered and Banking Fees	56
Note	26	. Personnel Expenses	56
Note	27	. Other Administrative Expenses	56
Note	28	. Tax Expenses	57
Note	29	. Other Operating Income	57
Note	30	. Other Operating Expenses	57
Note	31	. Nonoperating Results	57
Note	32	. Income Tax and Social Contribution	57
Note	33	. Employee Benefit Plans - Post-Employment Benefits	58
Note	34	. Risk Management Structure	62
Note	35	. Supplementary Information - Conciliation of the Shareholders' Equity and Consolidated Net Income	65
Note	36	. Corporate Restructuring	66
Note	37	. Other Information	66
Summary of the Audit Committee Report			68

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Banco Santander (Brasil) S.A. and Controlled Companies Management Reports – December 31, 2011

•      Dear Stockholders:

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the year ended December  31, 2011, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comisssion (CVM), that does not conflict with the rules of Bacen. These consolidated financial statements are available at the website http://www.santander.com.br/ri.

The conciliation of shareholders' equity and net income between these statements and the financial statements in accordance with international accounting standards is presented in note 35.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2011 were disclosed simultaneously, at the website http://www.santander.com.br/ri.

•      Macroeconomic Environment

The brazilian economy showed signs of a slowdown throughout the second half of 2011. Third-quarter GDP growth, disclosed in December, grew less than the previous quarter, falling from 3.3% (2Q11 vs. 2Q10) to 2.1% (3Q11 vs. 3Q10), reflecting the combination of a softer global demand and the lagged effects of the monetary tightening between April 2010 and mid-2011. The deceleration was particularly higher in industrial production, which remained weak throughout the year. Domestic demand also recorded a downturn, but remained stronger than industrial activity, sustained by continuous gains in labor market and income.

Inflation has been declining as a result of the economic slowdown, but remains a source of concern. The 12-month IPCA consumer price index declined from the peak reached in the third quarter and closed the year at 6.5%, in line with the upper limit of the inflation target (4.5% +/- 2 p.p.), mainly impacted by service prices, which increased by 9%, fueled by rising labor costs. Wholesale prices, on the other hand, have been posting a milder increase, influenced by the decline in international commodity prices.

The deterioration in the international scenario combined with relative decline in inflation and the downside risks it poses on the domestic economy, have kept the Bacen on an easing mode: the target Selic rate was reduced to 11% p.a. in December, and some of the macroprudential measures adopted in 2010 were partially undone, as a way to stimulate credit expansion. The outstanding credit provided by the financial system surpassed R$2 trillion by end-2011 (49.1% of GDP), representing a 19% year-over-year growth. Growth in mortgage (44.5% in 12 months) continues to outpace other lending products.  Delinquency increased to 5.5% in December from 5.3% at the end of the third quarter.

Even the unfavorable international scenario, Brazil recorded a robust trade surplus of US$29.8 billion in 2011, almost 50% higher than the US$20.3 billion posted in 2010. In spite of the second-half slowdown, the commodity prices, on average,  remained higher than in the previous year, being chiefly responsible for the 27% growth in exports. Imports increased by 25%, reflecting the expansion of domestic demand. Net expenses with services and income remained flat in the fourth quarter when compared to the same period in 2010. As a result, the 12-month current account deficit expanded in the last months of the year, closing 2011 at US$51.9 billion (2.1% of GDP).

Foreign Direct Investment remained strong in the last months of 2011, despite the crisis, and totaled US$66.7 billion in 2011, more than offsetting the current account deficit. The turbulence in the international markets seem to have partially affected other sources of external financing – such as portfolio investment and some types of external loans –, but overall the access to international financing remains sufficient to fund Brazil’s external needs. International reserves ended 2011 at US$352 billion, representing a comfortable buffer against the international crisis. Nevertheless, the deterioration in the external scenario have kept the real under some pressure. The exchange rate closing the year at R$1.88/US.

Higher tax revenues and a tighter control on the expenditures have enabled the public sector to deliver a 3.3% of GDP primary surplus in the 12 months through November 2011 – running above the 3% of GDP target for the year. Considering the interest payments on the public debt, the public sector borrowing requirements reached 2.4% of the GDP in the same period. The fiscal effort, combined with the lower interest rates and the effect of the currency weakening (given that the public sector is currently a net creditor in foreign currency), have led the net public sector debt to 36.6% of GDP by end-November (in November 2010 was 38,8%), a decrease of 2,2% p.p. in 12 months. The good performance of the fiscal accounts further reinforces the positive view on the Brazilian economy, which has been able to endure the turbulence from the international crisis with no substantial risks of fiscal or balance-of-payments problems, at the same time it preserved, albeit milder, pace of economic growth.

•      Performance

1. Net Income

The Banco Santander presented the exercise ended December 31, 2011 with net income of R$3,557 million, compared to R$3,863 million in exercise 2010, including amortization expense of goodwill of R$3,104 million and R$3,241 million in the respective exercises.

In October 2011 came the closing of the sale of Seguros Santander SA (Santander Insurance). The net income recognized in this operation was R$649 million, recorded in the line of non-operating income - result of investments.

Also in the fourth quarter of 2011, there was an expense of R$649 million related to the constitution of the provision for litigation, strengthening the Bank balance sheet.

The result with loans and leasing operations grew 39% in the exercise of 2011 compared to the same period in 2010.

The allowance for loan losses, net of revenues with recoveries of credits charged-off in the exercise December 31, 2011 is R$9,458 million and R$7,225 million in the exercise of 2010, the expense increased 30.9%. Provisions for loan losses represented 6.1% of the loan portfolio in December 2011, compared to 5.3% in December 2010.

Administrative expenses excluding the effects of goodwill amortization increased 10.2% in the exercise of 2011 compared to 2010, while, personnel costs increased 9.3% and other administrative expenses increased 10,7% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$423,726 million at December 31, 2011, compared to R$387,212 million at December 2010, a growth of 9.4%.

In December, 2011 total assets are represented primarily by: R$197,062 million by the credit portfolio; R$74,616 million by the securities and derivative financial instruments, primarily by federal securities and R$25,485 million by interbank and December 2010, these amounts corresponded to R$165,379 million, R$89,897 million and R$21,058 million respectively.

In the December 31, 2011, Banco Santander has a total of R$965 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them till maturity.

Loan Portfolio

	Santander Consolidado		Var.%
In millions of Brazilian reais			Dec-11 vs.
	Dec/11	Dec/10	Dec-10
Corporate	99,684	84,199	18.4%
Individuals	92,976	76,294	21.9%
Payroll Loans	12,248	9,600	27.6%
Credit Cards	14,144	10,760	31.5%
Real Estate Loans	9,331	6,698	39.3%
Financing and Vehicles Lease	30,637	26,149	17.2%
Personal Credit/Other	26,616	23,087	15.3%
Agricultural	4,401	4,886	-9.9%
Total	197,061	165,379	19.2%

In December 31, of 2011, the credit portfolio reached R$197,062 million, an increase of 19.2% compared to December 2010.

In the exercise of 2011, the highlights were real estate loans, credit cards, and payroll loans, with a growth of 39.3%, 31.5%, and 27.6%, respectively.

The representativeness of the portfolio classified in levels of rating D-H increased from 7.4% in December 2010 to 8.9% in December 2011 due to deteriorating consumer credit trends and the duration of the portfolio.

Deposits

	Santander Consolidado		Var.%
In millions of Brazilian reais			Dec-11 vs.
	Dec/11	Dec/10	Dec-10
Demand Deposits	13,537	16,260	-16.7%
Saving Deposits	23,293	30,303	-23.1%
Interbank Deposits	2,870	2,002	43.4%
Time Deposits	82,097	68,914	19.1%

Total	121,797	117,479	3.7%

Deposits totaled R$121,798 million at December 31, 2011 an increase of 3.7% compared with December 2010. In the exercise of 2011, the highlight was the growth of 19.1% time deposits.

3. Shareholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$65,579 million in the exercise December 2011, compared to R$64,851 million in Dectember of 2010.

The evolution of shareholders’ equity is due to income and the adjustment positive - securities and derivative financial instruments amounting to R$458 million, partially reduced by dividends and the interest on capital proposal of R$3,175 million.

In the meeting of Board Directors on August 24, 2011, the Buyback Units Program was canceled and a new Bayback Units Program issued by the Bank was approved, for held in treasury or sudsequent sale, valid up to August 24, 2012.

The new Buyback Program aims to : (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of trainer market services (“market maker”) in Brazil for certain index funds, where the Shares Deposits Certificates (Units) are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

Until December 31, 2011, acquired and held in treasury 5,380,800 Units, amounting to R$79 million. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$14.78 and R$16.06. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$33 million. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on December 31, 2011 was US$14.96 per Unit and US$8.14 per ADR.

Dividends and Interest on Capital

	2011
	In Millions of Reais	Reais per milions of Share/Units
		Common	Preferred	Units
Interest on capital in march 2011	600	1.4366	1.5802	158.0216
Intermediate dividends in may 2011	274	0.6556	0.7212	72.1211
Intercalary dividends in may 2011	476	1.1401	1.2541	125.4059
Interest on capital in june 2011	550	1.3168	1.4485	144.8532
Intercalary dividends in june 2011	100	0.2394	0.2634	26.3369
Interest on capital in september 2011	400	0.9592	1.0551	105.5127
Intercalary dividends in december 2011	775	1.8590	2.0449	204.4944
Total Accumulated as of december 31, 2011	3,175

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 19.9%, less goodwill in minimum regulatory capital, as required by the international rule.

Banco Santander, according to Circular 3.477/2009 Bacen, quarterly disclose  information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website http://www.santander.com.br/ri.

•      Recent Events

Sale  Of Santander Seguros

Based on the approval issued by Susep on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction") of all shares issued by its wholly owned subsidiary Santander Seguros for  (i) Zurich Santander America, SL, a holding company based in Spain (Zurich Santander) held, directly or indirectly, 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer,  (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Santander Seguros, and (ii) and Banco Santander to Inversiones ZS of 3 common shares of Santander Seguros,and payment of the purchase and sale price preliminary to Banco Santander, net amounts R$2,741 million.

The final sale and purchase price will be set appropriately based on the balance sheet to be specially prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The operation fits into the context of the strategic partnership between Banco Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Banco Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of Operation, the Bank will distribute insurance products exclusively over the next 25 years, through its branch network, with the exception of automobile insurance, which are not included in the scope of exclusivity in the Operation. As a result of these contracts, Banco Santander will receive a remuneration equivalent to the currently practiced. The Operation aims to foster and strengthen the activities of Banco Santander in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capacity of Banco Santander, among others. The operation, according to the regulations, subject to the approval of Susep.

Addendum to Form F-3 and sale of by Santander Group Spain

On November 14, 2011, Banco Santander filed the application for registration of an amendment number 2 to the Registration Statement on Form F-3, which is valid automatically, with the Securities and Exchange Commission (SEC), to allow the sale of  ADS's or Units of Banco Santander by the Santander Group companies or own Banco Santander. Additionally, in terms of a prospectus supplement filed on November 16, 2011, any one shareholder of Banco Santander Spain, Grupo Empresarial Santander SL (GES), and Banco Madesant - Sociedade Unipessoal S.A. (an affiliate company of the group) may offer for sale, periodically, to 310,832,288 ADS's or Units of Banco Santander. The purpose of these documents is to have available for sale on a registered basis, by Banco Santander and certain companies belonging to Grupo Santander, about 8% of the share capital of Banco Santander. As reported by Banco Santander Spain, is the intention of Grupo Santander the record is used to: (i) allow greater flexibility to the Santander Group in relation to the fulfillment of its commitment to deliver about 5% of its shareholding in Banco Santander on the terms of the exchangeable securities issued; and (ii) comply with the commitment of Santander Spain to reach a free float of 25%  in Banco Santander before October, 2012 (or subject to an agreement with BM&FBOVESPA, before October 2014), when market conditions are appropriate. No registration with the CVM public offering of securities in Brazil was requested.

On 9 January, 2012 the GES transferred to Banco Santander Spain ADRs representing approximately 5.18% of the capital of Banco Santander,  in an internal reorganization at the Santander Group, for the transfer of approximately 4.41% of the capital of Banco Santander to a third party that will deliver the same share to investors in the exchangeable securities issued by Santander Spain in October 2010 when due and as provided in such securities. The exchangeable securities issued by Santander Spain has been the subject of a Material Fact dated October 29, 2010. As a result of these transfers Santander Spain, directly or indirectly, now holds 78.14% of voting capital and 76.97% of the total capital of Banco Santander, and the free float rose to 22.75% of total capital.

•  Strategy

On the first half of 2011, the Banco Santander was focused in the finalization the integration process with Banco Real and, in the second half of the year, once the integration was finished, the Bank started to execute the Strategic Plan to the 2011-2013 period. The details of this plan were shared with the market on September, 2011, when Banco Santander Brasil attended the Santander Group’s Investor Day in London. Its main strategic priorities, as presented to the market, are as follows:

•  The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

•  To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

•  To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

•   To take advantage of cross selling opportunities for products and services;

•   To continue building and strengthening the Banco Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

•  To maintain its prudent risk management.

Banco Santander also announced that, in 2012 and 2013, it expects to increase, by a compound annual growth rate, its net profit around 15%, revenues around 14%-16%, costs (includes amortization) around 11%-13% and total loan portfolio around 15%-17%, in accordance with the international account standard.

In addition, there was the launch of the plan “Rio 2 mil e sempre”, which aims to increase significantly the presence of the Bank in Rio de Janeiro State.

This actions show that, with of the end of de integration process, the Bank is now much better equipped to develop its business, with highly qualified teams, product’s competitive offerings and a strong communication strategy, and is fully committed to becoming the best and most efficient bank in the country in terms of creating value for its shareholders, ensuring client and employee satisfaction and building an attractive brand. With this in mind, it is engaged in the constant pursuit of simplicity, security, efficiency, profitability and the highest standards of quality.

Positioned as a global Bank focused on retail, Banco Santander shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative risk management translate this differential, which is based on 5 main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In the fourth quarter of 2011, Banco Santander launched several initiatives to improve client service and customer satisfaction, including improvements designed to simplify and speed up systems and processes, such as the unification of call center procedures, more efficient phone service and the replacement of more than 1,300 ATMs.

It also began providing Van Gogh (high income segment) clients with a series of new benefits, offering them support for real estate services during and after purchase, with advisory services and special conditions.

•      Main Subsidiaries

As of December  31, 2011, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$52,943 million, a lease and other credits portfolio of R$6,337 million, and stockholders' equity of R$10,103 million. Net income the exercise of 2011 was R$1,074 million.

As of December 31, 2011, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré C.F.I.) reached R$37,292 million in total assets, R$24,439 million in credit operation and other credits portfolio and R$1,222 million of stockholder´s equity. Net income the exercise of 2011 was R$347 million.

As of December  31, 2011, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$641 million and stockholders' equity of R$253 million. Net income the exercise of 2011 was R$60 million.

As of December  31, 2011, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$274 million. The stockholders' equity of R$188 million, and net income the exercise was R$74 million. The total amount under management reached R$113,022 million.

•      Rating Agencies

Banco Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management.

In the fourth quarter of 2011, Banco Santander had its highest rating classification: the Standard & Poors, a major credit rating agencies Credit, the bank raised the grade of BBB to BBB, enhancing the strong business position and capital, profitability and risk adequate position.

Agency Ratings	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Fitch Ratings (Perspective)	A - (stable)	F1	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)
Standard & Poor's (Perspective)	BBB (stable)	A-3	BBB (stable)	A-3	brAAA (stable)	brA-1
	Local Currency Deposit		Foreing Currency Deposit		National
Moody's (Perspective)	A2 (stable)	Prime-1	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1
Ratings assigned according to published reports by rating agencies: Fitch Ratings (April 7, 2011), Standard & Poor's (November 29, 2011) and Moody's (June 20, 2011).

•      Corporate Governance

On October 25, 2011 Banco Santander held an Extraordinary General Meeting (EGM) at which it was decided to conduct the Mr. Celso Clemente Giacometti for President of the Board.

Also on October 25, 2011, was approved at the EGM to grant Long-term Incentive Plan (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and managerial employees of Company and companies under its control.

In November 2011, Banco Santander 2010 Annual Report won the 13th ABRASCA Award (Brazilian Association of Listed Companies) in Category 1, which comprises lasted  companies with annual net revenue of R$2 billion or more. ABRASCA is the main institution in Brazil for evaluating and promoting improvements in the preparation of annual company reports, in regard to such aspects as clarity, transparency, quality of information and innovative content and layout.

At a meeting on November 23, 2011, Banco Santander Board of Directors approved changes in the Banco Santander Securities Trading Policy and Material Act or Fact Disclosure Policy in order to comply with the current legislation and the practices adopted by Banco Santander.

At the EGM in December 16, 2011 the Banco Santander shareholders approved the Board of Directors’ proposal to amend the Company's Bylaws in order to comply with the new BM&FBovespa’s Level 2 Regulations, in place since May, 2011.

The Extraordinary Shareholders' Meeting held In December 21, the Board of Directors approved the approved the proposal of the new incentive plan (deferred) for payment of the variable remuneration of the directors and certain employees,which will be subject to resolution of EGM on February 7, 2012. This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, taking into account the financial basis for sustainable long-term and adjustments in future payments due to the risks assumed and the oscillations of the  capital cost.

At this same meeting, the Board od Directors approved the amendment of the Bylaws of Corporate Governance, Ethics and Sustainability, which took effect from this date under the following title: Corporate Governance and Sustainability Comittee. Changing the name of the Committee was due to the exclusion of matters relating to the Ethics of their competence, which will be the subject of discussion in another forum, and emphasizing skills relating to Corporate Governance and Sustainability.

•      Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:

•   To ensure local policies are implemented and adhered to in accordance with corporate standards.

•    To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

•  To guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Commitee Exwcutive and by Grupo Santander Espanha.

•  To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

•  To resolve transactions beyond the jurisdiction of the authority delegated to the remaining levels of management, in addition to establishing the global limits of risk pre-assessment of economic groups or in relation to exposure by type of risk.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed via the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Grupo Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

•  Methodology and control, which adapts the policies, methodologies and the risk control systems.

•  Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Bank and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated, analyzed and sent quarterly to the management committee. Santander Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

Risk management at Banco Santander is based on the following principles:

•  Independence from the risk function in relation to business;

•  The involvement of senior management in decision-making;

•  A consensus between the risk and business departments on decisions involving credit operations;

•  Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

•  The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

•  Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

•  The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

•  The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk:

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

6.   Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational risk management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the Required Regulatory  Capital (PRE) ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified. For the year ended December 31, 2011, the certification process will be completed by February, 2012.

Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, which can be found at: http://www.santander.com.br/ri.

•      People

For Banco Santander to be the country’s best and most efficient Bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country’s financial segment, Banco Santander continuously invests to ensure that the human factor is effectively involved in all that happens inside and outside the Bank.

Banco Santander believes that a satisfied individual is a satisfied professional and hence invests and encourages more than 54 thousand professionals through a wide range of programs, of which the following are notable in 2011:

•   Engagement Program: aimed to create conditions to increase engagement, it involves year long surveys, development of plans for Banco Santander and for individual areas, and an Engagement Committee to monitor the progress;

•  International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development;

• Internal Mobility Program: is aimed at enhancement of professional organization, encouraging the development of their careers and disseminating to all employees and trainees opportunities for professional growth and internal mobility available in the Organization;

•   Youth: the platform "Santander Caminhos e Escolhas" is an environment of interactive and innovative, offered for the younger market, to know and experience activities that provide better knowledge and understanding of the activities within a bank and career guidance. In addition, for young people within the organization, we have the "Santander Evoluir Você", which supports the development and guidance in career choice through actions such as training meetings, workshops, lectures, multidisciplinary projects, discussion forums, exchange of experiences, mentoring activities, among other;

• Development: Banco Santander provides training and development programs for all professionals to make them capable of translating the Banco Santander Model and instill it in their daily functions;

• Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions;

•  Quality of Life: a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program; and

•  Valuing of Diversity: Banco Santander encourages discussion and debate on the theme of diversity in order to promote quality relations among all populations, as well as inclusion and respectful development.

People management is aligned with a global model of development, exchange of knowledge and collaboration, whose differentials are the strategies for attracting, training and retaining talent. With policies and processes that stimulate human and professional development, Banco Santander is well prepared for the challenge of sustaining the growth of its business.

•      Sustainable Development

For the second consecutive year, the Banco Santander was included in the BM&FBOVESPA Corporate Sustainability Index (ISE), which will remain effective throughout 2012. The ISE comprises 38 companies from 18 industries with the market’s best sustainability practices and a total market cap of R$961 billion, equivalent to 43.7% of the total market cap of all companies listed on the BM&FBOVESPA. The Banco Santander inclusion in the index is recognition for the quality and reach of its sustainability practices.

Another highlight was the opening of the Vila Cruzeiro branch, in Rio de Janeiro, which will contain an area constructed in association with AfroReggae for digital inclusion, training, and cultural activities. As the Complexo do Alemão branch, most of the Vila Cruzeiro personnel live in the local community, underlining Banco Santander belief in the advancement of the region and its commitment to invest in this advancement. In addition to the standard services, the new branch will focus on microcredit as an incentive to small entrepreneurs.

Yet another important event was the 10th edition of the Amigo de Valor program. In October, approximately 29,800 employees and interns joined the program, which raised more than R$4.7 million, which will be allocated to 25 social programs.

In 2011, Banco Santander completed 10 years of the Ethical Fund, which was the first socially responsible investment funds in Latin America.

Santander Universidades consolidated several initiatives, with the implementation of new projects and actions. Educafro entered into partnership, entity that promotes the inclusion of black people and low income public into public and private higher education. Santander Universidades supports higher education institutions, public and private, through partnerships in academic projects, offer scholarships and banking products and services.

•      Corporate Restructuring

The corporate restructuring here mentioned were implemented, which represent steps in the process of consolidating the investments of Banco Santander in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

•  Partial spin-off of CRV Distribuidora da Titulos e Valores Mobiliários S.A (CRV DTVM) by Santander Participações S.A (Santander Participações) (current name of Santander Advisory Services S.A), whose case is being homolagação CVM on August 31, 2011, and that the version of the separated part refers exclusively to the entire stake held by CRV in the capital of Santander Securities (Brazil) SA Brokerage Securities (Securities), a process that is currently being ratified by the Central Bank.

•   Partial spin-off Santander Insurance with version of the separated part for the formation of Sancap Investimentos e Participacoes SA (Sancap) on April 29, 2011, the spun-off assets to Sancap corresponded to the total value of $ 512 Million and refer, exclusively to the entire stake held by Santander Seguros Santander's share capital bonds. The procedure for the Partial Split Santander Seguros with the consequent formation of Sancap;

• Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, Agropecuária Tapirapé S.A. (Tapirapé). Which was approved EGM held on 31 August 2010, and merger of Agropecuaria Tapirapé by Santander CHP S.A on February 28, 2011;

•  Merger of the Real Corretora de Seguros S.A. (Real Corretora) by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) on October 29, 2010, with the demise of Real Corretora, with a version of net assets for Santander Serviços;

•  Merger of Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) by Santander CCVM on March 31, 2010;

•   Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.  by Santander Brasil Asset on November 30, 2009;

•  Merger of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing, on November 30, 2009;

•  Partial spin-off of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., with transfer of the net assets to Santander CCT as well the change of its denomination to Santander CCVM on September 30, 2009;

•   Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander CCT on September 30, 2009;

•                Merger of ABN Amro Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. by Santander Seguros on September 30, 2009.

•                Merger of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing, on September 30, 2009.

•                Merger of Real Capitalização S.A. by Santander Capitalização (Santander Capitalização), on September 30, 2009.

•                Merger of shares of Santander Seguros, Banco Comercial and of Investimento Sudameris S.A.  and Santander Brasil Asset into stockholder’s equity of Banco Santander on August 14, 2009, which were transformed into wholly-owned subsidiaries whole capital of Banco Santander was increased in the amount of R$2,471 million.

•      Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the first half 2011, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

São Paulo, January 30, 2012

The Board of Directors
The Executive
(Adopted at the Meeting of the Board of 01/30/2012).

**

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (Bank) and subsidiaries (Consolidated), consisting of the balance sheet as of December 31, 2011 and the related statements of income, changes in stockholders’ equity and cash flows for the six-month period and year then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the financial statements

The Bank’s management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte Touche Tohmatsu

Opinion

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the six-month period and year then ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN.

Other matters

Statements of value added

We have also examined the statements of value added (Bank and consolidated) for the year ended December 31, 2011, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 30, 2012

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

2011-2138

© 2012 Deloitte Touche Tohmatsu. All rights reserved.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS ON DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	2011	2010	2011	2010

Current Assets		245,996,451	195,243,147	240,852,594	220,866,161
Cash	4	4,458,365	4,375,077	4,470,858	4,376,128
Interbank Investments	5	47,442,765	31,655,506	24,828,729	20,354,570
Money Market Investments		18,966,086	13,229,837	18,966,271	13,229,837
Interbank Deposits		25,524,342	14,147,122	2,910,121	2,846,186
Foreign Currency Investments		2,952,337	4,278,547	2,952,337	4,278,547
Securities and Derivative Financial Instrument	6	36,552,965	26,158,635	35,955,321	45,209,301
Own Portfolio		12,631,582	13,563,844	12,054,118	14,806,542
Subject to Resale Commitments		20,968,002	9,642,805	19,469,110	6,603,414
Derivative Financial Instruments		1,681,081	1,808,719	1,677,633	1,792,388
Linked to Central Bank of Brazil		361,714	777,707	361,714	777,707
Linked to Guarantees		910,586	365,560	2,392,746	21,229,250
Interbank Accounts	7	44,814,618	38,998,435	45,059,116	41,432,531
Payments and Receipts Pending Settlement		2,445	8,395	2,445	8,395
Restricted Deposits:		44,784,846	38,969,050	45,029,344	41,403,146
Central Bank of Brazil		44,784,542	38,966,991	45,029,040	41,401,087
National Housing System		304	2,059	304	2,059
Correspondents		27,327	20,990	27,327	20,990
Interbranch Accounts		856	1,751	856	1,773
Third-party Funds in Transit		-	1,751	-	1,751
Internal Transfers of Funds		856	-	856	22
Lending Operations	8	56,501,363	56,639,642	67,704,141	64,314,933
Public Sector		50,992	73,472	50,992	73,472
Private Sector		57,901,637	57,880,579	69,411,944	65,752,634
(Allowance for Loan Losses)	8.f	(1,451,266)	(1,314,409)	(1,758,795)	(1,511,173)
Leasing Operations	8	100,055	159,530	3,837,638	4,868,143
Public Sector		-	-	3,006	2,999
Private Sector		106,344	175,067	3,986,430	5,063,396
(Allowance for Doubtful Lease Receivables)	8.f	(6,289)	(15,537)	(151,798)	(198,252)
Other Receivables		55,725,216	36,905,962	58,496,285	39,334,982
Receivables for Guarantees Honored		-	1,264	-	1,264
Foreign Exchange Portfolio	9	34,851,804	20,055,172	34,851,804	20,055,172
Income Receivable		428,318	832,179	383,559	364,921
Trading Account	10	694,563	645,952	806,201	869,675
Tax Credits	11	5,980,796	4,925,931	7,086,783	5,925,408
Others	12	13,865,062	10,558,752	15,491,730	12,257,215
(Allowance for Losses on Other Receivables)	8.f	(95,327)	(113,288)	(123,792)	(138,673)
Other Assets		400,248	348,609	499,650	973,800
Non - Current Assets Held for Sale		103,104	-	103,104	-
Other Assets		97,592	108,495	101,320	110,580
(Allowance for Valuation)		(87,435)	(98,811)	(91,010)	(100,734)
Prepaid Expenses		286,987	338,925	386,236	963,954

Long-Term Assets		179,254,338	155,227,016	157,818,444	138,438,532
Interbank Investments	5	14,219,658	9,703,277	656,332	703,409
Interbank Deposits		13,848,311	9,373,447	284,985	373,579
Foreign Currency Investments		371,547	330,030	371,547	330,030
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	68,593,921	70,025,053	38,660,916	44,687,644
Own Portfolio		11,569,804	7,195,826	10,884,821	7,101,955
Subject to Resale Commitments		43,790,339	48,079,904	13,821,174	20,749,823
Derivative Financial Instruments		2,567,924	3,208,409	2,567,513	3,205,211
Linked to Central Bank of Brazil		1,859,544	6,481,649	1,859,544	6,481,649
Privatization Certificates		2,145	1,943	2,145	1,943
Linked to Guarantees		8,804,165	5,057,322	9,525,719	7,147,063
Interbank Accounts	7	198,439	185,069	198,439	185,069
Restricted Deposits:		198,439	185,069	198,439	185,069
National Housing System		198,439	185,069	198,439	185,069
Lending Operations	8	79,499,007	60,650,568	93,920,024	69,716,682
Public Sector		129,644	144,225	129,644	144,225
Private Sector		88,127,428	66,443,788	103,121,103	75,810,934
(Allowance for Loan Losses)	8.f	(8,758,065)	(5,937,445)	(9,330,723)	(6,238,477)
Leasing Operations	8	59,880	173,546	3,560,058	5,300,498
Public Sector		-	-	5,205	5,968
Private Sector		67,633	206,465	3,776,987	5,670,268
(Allowance for Doubtful Lease Receivables)	8.f	(7,753)	(32,919)	(222,134)	(375,738)
Other Receivables		16,582,092	14,461,069	20,145,542	17,713,704
Receivables for Guarantees Honored		1,823	8,854	1,823	8,854
Foreign Exchange Portfolio	9	293,913	134,569	293,913	134,569
Income Receivable		55,466	56,785	55,466	56,785
Tax Credits	11	6,508,968	6,404,427	8,043,300	8,021,982
Others	12	9,994,016	8,083,732	12,162,281	9,753,645
(Allowance for Losses on Other Receivables)	8.f	(344,094)	(227,298)	(411,241)	(262,131)
Other Assets		101,341	28,434	677,133	131,526
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		95,045	22,138	670,837	125,230

Permanent Assets		39,974,328	45,901,696	25,054,771	27,907,462
Investments		15,209,932	19,068,672	69,310	85,660
Investments in Affiliates and Subsidiaries:	14	15,166,376	19,022,918	24,200	22,325
Domestic		15,166,376	18,931,334	24,200	22,325
Foreign		-	91,584	-	-
Other Investments		75,407	86,763	81,570	101,045
(Allowance for Losses)		(31,851)	(41,009)	(36,460)	(37,710)
Fixed Assets	15	4,902,891	4,406,494	4,934,875	4,430,886
Real Estate		2,137,681	2,140,716	2,139,823	2,144,951
Others		6,601,722	5,577,194	6,667,593	5,630,059
(Accumulated Depreciation)		(3,836,512)	(3,311,416)	(3,872,541)	(3,344,124)
Intangibles	16	19,861,505	22,426,530	20,050,586	23,390,916
Goodwill		26,868,346	26,810,539	27,031,260	27,930,750
Intangible Assets		6,111,869	5,562,684	6,191,679	5,695,109
(Accumulated Amortization)		(13,118,710)	(9,946,693)	(13,172,353)	(10,234,943)
Total Assets		465,225,117	396,371,859	423,725,809	387,212,155

Current Liabilities		271,290,416	220,371,078	232,545,213	215,489,542
Deposits	17.a	113,464,541	100,474,701	72,738,135	73,554,666
Demand Deposits		13,684,773	16,540,171	13,536,806	16,259,288
Savings Deposits		23,293,434	30,303,463	23,293,434	30,303,463
Interbank Deposits		42,653,353	28,203,487	1,980,411	1,569,858
Time Deposits		33,832,981	25,427,580	33,927,484	25,422,057
Money Market Funding	17.b	59,231,381	52,982,982	56,451,019	50,812,609
Own Portfolio		42,894,806	42,331,029	41,171,792	40,253,151
Third Parties		8,424,898	4,064,067	7,367,550	3,971,572
Linked to Trading Portfolio Operations		7,911,677	6,587,886	7,911,677	6,587,886
Funds from Acceptance and Issuance of Securities	17.c	17,426,772	8,655,929	17,742,997	8,916,197
Exchange Acceptances		-	-	233,904	259,160
Resources of Debentures		-	-	80,744	-
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		17,027,739	8,387,450	17,029,316	8,388,558
Securities Issued Abroad		399,033	268,479	399,033	268,479
Interbank Accounts	7	8,467	9,253	8,467	9,253
Receipts and Payments Pending Settlement		3	2,180	3	2,180
Correspondents		8,464	7,073	8,464	7,073
Interbranch Accounts		2,012,600	2,373,409	2,012,600	2,373,409
Third-Party Funds in Transit		2,004,753	2,292,924	2,004,753	2,292,924
Internal Transfers of Funds		7,847	80,485	7,847	80,485
Borrowings	17.e	13,161,053	11,327,455	13,161,053	11,327,455
Local Borrowings - Other		-	290,665	-	290,665
Foreign Borrowings		13,161,053	11,036,790	13,161,053	11,036,790
Domestic Onlendings - Official Institutions	17.e	4,189,752	3,030,168	4,189,752	3,030,168
National Treasury		21,188	80,638	21,188	80,638
National Economic and Social Development Bank (BNDES)		1,899,635	928,818	1,899,635	928,818
Federal Savings and Loan Bank (CEF)		33,660	10,335	33,660	10,335
National Equipment Financing Authority (FINAME)		2,099,952	1,915,308	2,099,952	1,915,308
Other Institutions		135,317	95,069	135,317	95,069
Foreign Onlendings	17.e	914,798	259,104	914,798	259,104
Foreign Onlendings		914,798	259,104	914,798	259,104
Derivative Financial Instruments	6	2,138,328	1,228,835	2,138,328	1,223,987
Derivative Financial Instruments		2,138,328	1,228,835	2,138,328	1,223,987
Other Payables		58,742,724	40,029,242	63,188,064	63,982,694
Collected Taxes and Other		122,575	120,822	136,781	127,246
Foreign Exchange Portfolio	9	32,393,881	18,138,328	32,393,881	18,138,328
Social and Statutory		1,509,752	2,457,072	1,538,815	2,509,242
Tax and Social Security	18	7,306,192	6,100,124	9,387,397	7,987,482
Trading Account	10	694,242	247,484	808,845	467,014
Others	20	16,716,082	12,965,412	18,922,345	34,753,382

Long-Term Liabilities		128,113,710	110,945,646	124,844,045	106,216,505
Deposits	17.a	55,913,362	52,044,649	49,059,462	43,924,458
Interbank Deposits		7,743,600	8,634,770	889,707	432,256
Time Deposits		48,169,762	43,409,879	48,169,755	43,492,202
Money Market Funding	17.b	21,664,735	15,131,866	21,584,554	14,965,121
Own Portfolio		21,664,735	15,131,866	21,584,554	14,965,121
Funds from Acceptance and Issuance of Securities	17.c	21,087,243	11,142,045	22,189,968	11,502,618
Exchange Acceptances		-	-	471,881	351,690
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		12,789,632	6,770,877	13,420,476	6,779,760
Securities Issued Abroad		8,297,611	4,371,168	8,297,611	4,371,168
Borrowings	17.e	1,660,631	2,201,219	1,660,631	2,201,219
Foreign Borrowings		1,660,631	2,201,219	1,660,631	2,201,219
Domestic Onlendings - Official Institutions	17.e	6,031,862	8,811,543	6,031,862	8,811,543
National Treasury		-	1,254	-	1,254
National Economic and Social Development Bank (BNDES)		3,542,793	5,301,000	3,542,793	5,301,000
Federal Savings and Loan Bank (CEF)		1,316	1,528	1,316	1,528
National Equipment Financing Authority (FINAME)		2,478,974	3,459,206	2,478,974	3,459,206
Other Institutions		8,779	48,555	8,779	48,555
Foreign Onlendings	17.e	161,827	812,754	161,827	812,754
Foreign Onlendings		161,827	812,754	161,827	812,754
Derivative Financial Instruments	6	2,544,524	3,522,498	2,544,614	3,522,498
Derivative Financial Instruments		2,544,524	3,522,498	2,544,614	3,522,498
Other Payables		19,049,526	17,279,072	21,611,127	20,476,294
Foreign Exchange Portfolio	9	399,973	86,417	399,973	86,417
Tax and Social Security	18	3,010,670	3,004,374	5,364,910	5,654,973
Trading Account	10	28	22	28	22
Subordinated Debts	19	10,908,344	9,695,105	10,908,344	9,695,105
Others	20	4,730,511	4,493,154	4,937,872	5,039,777

Deferred Income		207,291	178,150	207,291	178,172
Deferred Income		207,291	178,150	207,291	178,172

Minority Interest		-	-	550,695	476,958

Stockholders' Equity	22	65,613,700	64,876,985	65,578,565	64,850,978
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		529,149	529,136	529,149	529,136
Profit Reserves		1,631,897	1,236,150	1,632,544	1,250,341
Adjustment to Fair Value		737,221	283,498	701,439	243,300
(-) Treasury Shares		(112,768)	-	(112,768)	-
Total Liabilities		465,225,117	396,371,859	423,725,809	387,212,155

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF INCOME FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank			Consolidaded
		Second Half			Second Half
	Note	2011	2011	2010	2011	2011	2010

Financial Income		30,859,214	55,788,210	39,698,085	31,247,491	57,372,772	41,685,270
Lending Operations		20,166,569	33,820,355	24,037,790	22,634,373	38,312,969	27,192,217
Leasing Operations		15,187	36,369	23,948	757,136	1,625,710	1,549,702
Securities Transactions	6.a	9,874,717	17,729,508	12,387,485	6,462,263	11,543,732	7,893,735
Derivatives Transactions		(1,797,016)	(607,075)	471,787	(1,797,645)	(613,368)	449,750
Insurance, Pension Plan and Capitalization		-	-	-	571,264	1,539,179	1,696,159
Foreign Exchange Operations		425,302	778,886	1,012,116	425,303	778,886	1,012,116
Compulsory Investments		2,174,455	4,030,167	1,764,959	2,194,797	4,185,664	1,891,591

Financial Expenses		(24,870,137)	(41,881,297)	(25,711,572)	(23,687,709)	(40,399,529)	(24,388,943)
Funding Operations	17.d	(16,735,537)	(29,128,587)	(17,563,408)	(14,358,988)	(24,882,663)	(14,325,614)
Borrowings and Onlendings Operations		(3,090,915)	(2,775,981)	(498,607)	(3,090,916)	(2,777,130)	(498,607)
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest		-	-	-	(431,955)	(1,217,378)	(1,307,636)
Allowance for Loan Losses	8.f	(5,043,685)	(9,976,729)	(7,649,557)	(5,805,850)	(11,522,358)	(8,257,086)

Gross Profit From Financial Operations		5,989,077	13,906,913	13,986,513	7,559,782	16,973,243	17,296,327

Other Operating (Expenses) Income		(6,312,388)	(11,752,295)	(9,374,896)	(7,540,340)	(14,025,977)	(11,352,655)
Income from Services Rendered	25	2,838,651	5,917,138	5,118,165	3,012,011	6,250,189	5,648,331
Income from Banking Fees	25	1,187,228	2,086,410	1,769,354	1,562,258	2,699,880	2,155,150
Net Income from Premiums, Pension Plan
and Capitalization		-	-	-	281,715	675,662	497,327
Personnel Expenses	26	(2,699,161)	(5,233,401)	(4,784,514)	(2,836,389)	(5,490,449)	(5,020,999)
Other Administrative Expenses	27	(5,375,512)	(10,456,704)	(9,739,410)	(5,561,576)	(10,785,616)	(10,178,609)
Tax Expenses	28	(1,125,124)	(2,376,266)	(2,084,281)	(1,349,246)	(2,836,195)	(2,394,297)
Investments in Affiliates and Subsidiaries	14	673,232	1,483,507	1,814,127	2,501	4,074	1,780
Other Operating Income	29	1,377,093	2,247,864	1,671,698	742,789	1,342,523	1,444,042
Other Operating Expenses	30	(3,188,795)	(5,420,843)	(3,140,035)	(3,394,403)	(5,886,045)	(3,505,380)

Operating Income		(323,311)	2,154,618	4,611,617	19,442	2,947,266	5,943,672

Nonoperating (Expenses) Income	31	776,646	852,731	400,899	786,519	955,115	392,567

Income Before Taxes on Income and Profit Sharing		453,335	3,007,349	5,012,516	805,961	3,902,381	6,336,239

Income Tax and Social Contribution	32	1,880,740	1,731,748	(82,652)	1,609,595	992,655	(1,253,481)
Provision for Income Tax		413,045	(135)	(207,113)	315,943	(427,143)	(942,621)
Provision for Social Contribution Tax		293,563	12,085	(177,323)	186,768	(324,770)	(628,947)
Deferred Tax Credits		1,174,132	1,719,798	301,784	1,106,884	1,744,568	318,087

Profit Sharing		(580,865)	(1,168,350)	(1,073,181)	(636,362)	(1,257,143)	(1,150,251)

Minority Interest		-	-	-	(46,276)	(80,690)	(69,209)

Net Income		1,753,210	3,570,747	3,856,683	1,732,918	3,557,203	3,863,298

Number of Shares (Thousands)	22.a	399,044,117	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		4.39	8.95	9.66

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
	Note	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Position Own	Affiliates and Subsidiaries	Retained Earnings	Treasury Shares	Total

Balances as of December 31, 2009		62,806,071	726,566	769,476	149,991	83,034	(7,692)	-	-	64,527,446
Adjustments on Previous Periods:
Effects of Change in Accounting Principle	22.e	-	(175,300)	-	-	-	-	-	-	(175,300)
Capital Increase	22.a	22,130	(22,130)	-	-	-	-	-	-	-
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	197,901	10,255	-	-	208,156
Net Income		-	-	-	-	-	-	3,856,683	-	3,856,683
Allocations:
Legal Reserve		-	-	192,834	-	-	-	(192,834)	-	-
Dividends	22.b	-	-	-	-	-	-	(1,780,000)	-	(1,780,000)
Interest on Capital	22.b	-	-	-	-	-	-	(1,760,000)	-	(1,760,000)
Reserve of Dividend Equalization	22.c	-	-	-	123,849	-	-	(123,849)	-	-
Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985

Acquisition in Own Share	22.d	-	-	-	-	-	-	-	(112,768)	(112,768)
Result of Treasury Shares	22.d	-	13	-	-	-	-	-	-	13
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	438,177	15,546	-	-	453,723
Dividends based on the Equalization Reserve
Dividends	22.b	-	-	-	(273,840)	-	-	-	-	(273,840)
Net Income		-	-	-	-	-	-	3,570,747	-	3,570,747
Allocations:
Legal Reserve		-	-	178,537	-	-	-	(178,537)	-	-
Dividends	22.b	-	-	-	-	-	-	(1,351,160)	-	(1,351,160)
Interest on Capital	22.b	-	-	-	-	-	-	(1,550,000)	-	(1,550,000)
Reserve of Dividend Equalization	22.c	-	-	-	491,050	-	-	(491,050)	-	-
Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	(112,768)	65,613,700

Balances as of June 30, 2011		62,828,201	529,136	1,053,187	500	223,878	64,849	-	-	64,699,751
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(112,768)	(112,768)
Result of Treasury Shares	22.d	-	13	-	-	-	-	-	-	13
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	495,234	(46,740)	-	-	448,494
Net Income		-	-	-	-	-	-	1,753,210	-	1,753,210
Allocations:
Legal Reserve		-	-	87,660	-	-	-	(87,660)	-	-
Dividends	22.b	-	-	-	-	-	-	(775,000)	-	(775,000)
Interest on Capital	22.b	-	-	-	-	-	-	(400,000)	-	(400,000)
Reserve of Dividend Equalization	22.c	-	-	-	490,550	-	-	(490,550)	-	-
Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	(112,768)	65,613,700

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS FOR PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank			Consolidated
		Second Half			Second Half
	Note	2011	2011	2010	2011	2011	2010
Cash Flow from Operating Activities
Net Income		1,753,210	3,570,747	3,856,683	1,732,918	3,557,203	3,863,298
Adjustment to Net Income		6,998,258	14,753,600	12,227,911	8,622,642	18,060,378	15,550,664
Allowance for Loan Losses	8.f	5,043,685	9,976,729	7,649,557	5,805,850	11,522,358	8,257,086
Provision for Contingent Liabilities		2,185,206	4,231,317	2,707,464	2,527,347	4,877,801	3,162,454
Deferred Tax Credits		(1,115,287)	(1,650,547)	(105,421)	(1,287,519)	(2,002,257)	181,329
Equity in Affiliates and Subsidiaries	14	(673,232)	(1,483,507)	(1,814,127)	(2,501)	(4,074)	(1,780)
Depreciation and Amortization	27	2,246,194	4,423,590	4,203,274	2,253,510	4,437,889	4,351,136
Recognition (Reversal) Allowance for Losses on Other Assets	31	(10,293)	(11,538)	(23,620)	(12,942)	(9,413)	(23,854)
Result on Sale of Other Assets	31	(120)	(5,435)	(176,005)	(1,242)	(6,884)	(176,506)
Result on Impairment of Assets	30	3,319	4,744	(3,213)	3,319	4,744	(3,837)
Result on Sale of Investments	31	(655,137)	(711,015)	(177,804)	(661,213)	(761,917)	(178,165)
Others		(26,077)	(20,738)	(32,194)	(1,967)	2,131	(17,199)
Changes on Assets and Liabilities		(10,314,743)	(33,642,192)	(27,213,321)	(11,522,714)	(33,193,700)	(29,823,567)
Decrease (Increase) in Interbank Investments		(13,899,022)	(19,983,245)	(3,362,532)	(1,828,103)	(4,639,898)	1,488,220
Decrease (Increase) in Securities and Derivative Financial Instruments		7,468,646	(8,263,623)	(8,039,564)	8,864,355	(5,480,206)	(9,464,242)
Decrease (Increase) in Lending and Leasing Operations		(16,806,442)	(28,509,981)	(27,096,677)	(22,732,977)	(36,403,510)	(30,595,666)
Decrease (Increase) in Deposits on Central Bank of Brazil		(3,117,289)	(5,817,551)	(30,428,389)	(740,306)	(3,627,953)	(32,862,479)
Decrease (Increase) in Other Receivables		(12,422,843)	(20,909,983)	8,227,841	(12,293,075)	(21,525,885)	8,173,436
Decrease (Increase) in Other Assets		(73,345)	(20,969)	(1,520)	(521,647)	(945,299)	(191,609)
Net Change on Other Interbank and Interbranch Accounts		646,763	(372,702)	559,122	646,763	(372,680)	563,005
Increase (Decrease) in Deposits		11,887,856	16,858,553	5,595,011	120,698	4,318,473	4,006,056
Increase (Decrease) in Money Market Funding		3,497,023	12,781,268	33,193,377	3,223,047	12,257,843	31,165,672
Increase (Decrease) in Borrowings and Onlendings		489,648	(322,320)	5,239,241	489,648	(322,320)	5,243,316
Increase (Decrease) in Other Liabilities		12,010,255	21,637,588	(10,832,658)	13,742,229	25,508,017	(6,280,685)
Increase (Decrease) in Change in Deferred Income		13,943	29,141	32,594	13,943	29,119	17,142
Tax Paid		(9,936)	(748,368)	(299,167)	(507,289)	(1,989,401)	(1,085,733)
Net Cash Provided by (Used in) Operating Activities		(1,563,275)	(15,317,845)	(11,128,727)	(1,167,154)	(11,576,119)	(10,409,605)
Investing Activities
Acquisition of Investment		(14,711)	(19,768)	(63,562)	517	(4,588)	(56,301)
Acquisition of Fixed Assets		(676,384)	(1,075,419)	(1,318,357)	(681,507)	(1,091,217)	(1,344,105)
Acquisition of Intangible Assets		(899,335)	(1,307,042)	(1,051,152)	(992,620)	(1,409,552)	(1,077,934)
Net Cash Received on Sale/Reduction of Investments		3,137,850	3,312,893	312,185	2,826,764	3,053,244	312,405
Proceeds from Assets not in Use		30,895	44,720	324,240	34,912	51,183	325,933
Proceeds from Property for Own Use		11,678	27,811	13,627	12,309	29,584	25,464
Dividends and Interest on Capital Received		574,111	3,960,848	494,764	50	548	20,903
Net Cash Provided by (Used in) Investing Activities		2,164,104	4,944,043	(1,288,255)	1,200,425	629,202	(1,793,635)
Financing Activities
Acquisition of Own Share	22.d	(112,768)	(112,768)	-	(112,768)	(112,768)	-
Subordinated Debt Payments		-	-	(2,534,750)	-	-	(2,534,750)
Long-Term Emissions		11,474,194	29,420,502	21,402,252	11,474,194	29,420,502	21,402,252
Long-Term Payments		(8,611,635)	(14,604,118)	(12,828,957)	(8,611,635)	(14,604,118)	(12,828,957)
Dividends and Interest on Capital Paid		(1,831,320)	(3,926,131)	(2,630,294)	(1,831,388)	(3,958,052)	(2,746,900)
Increase (Decrease) on Minority Interest		-	-	-	48,994	83,267	36,393
Net Cash Provided by (Used in) Financing Activities		918,471	10,777,485	3,408,251	967,397	10,828,831	3,328,038
Net Decrease in Cash and Cash Equivalents		1,519,300	403,683	(9,008,731)	1,000,668	(118,086)	(8,875,202)
Cash and Cash Equivalents at the Beginning of Period	4	8,383,796	9,499,413	18,508,144	8,390,210	9,508,964	18,384,166
Cash and Cash Equivalents at the End of Period	4	9,903,096	9,903,096	9,499,413	9,390,878	9,390,878	9,508,964

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidated
	Note	2011		2010		2011		2010

Financial Income		55,788,210		39,698,085		57,372,772		41,685,270
Income from Services Rendered, Banking Fees and Net Income from Premiums, Pension Plan and Capitalization		8,003,548		6,887,519		9,625,731		8,300,808
Allowance for Loans Losses	8.f	(9,976,729)		(7,649,557)		(11,522,358)		(8,257,086)
Other Income and Expenses		(2,315,504)		(1,070,651)		(3,583,663)		(1,672,608)
Financial Expenses		(31,904,568)		(18,062,015)		(28,877,171)		(16,131,857)
Third-party Input		(5,498,758)		(5,076,587)		(5,806,529)		(5,358,797)
Materials, Energy and Others		(281,556)		(241,531)		(284,651)		(245,174)
Third-Party Services	27	(1,773,851)		(1,655,221)		(1,935,392)		(1,802,120)
Impairment of Assets	29&30	(4,744)		3,213		(4,744)		3,837
Others		(3,438,607)		(3,183,048)		(3,581,742)		(3,315,340)
Gross Added Value		14,096,199		14,726,794		17,208,782		18,565,730
Retention
Depreciation and Amortization	27	(4,423,590)		(4,203,274)		(4,437,889)		(4,351,136)
Added Value Produced		9,672,609		10,523,520		12,770,893		14,214,594
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	1,483,507		1,814,127		4,074		1,780
Added Value to Distribute		11,156,116		12,337,647		12,774,967		14,216,374
Added Value Distribution
Employee		5,629,066	50.5%	5,139,540	41.6%	5,935,137	46.5%	5,418,583	38.1%
Compensation	26	2,985,762		2,714,527		3,133,306		2,851,233
Benefits	26	895,788		846,453		942,107		890,708
Government Severance Indemnity Funds for Employees - FGTS		303,872		271,120		321,022		286,730
Others		1,443,644		1,307,440		1,538,702		1,389,912
Taxes		1,417,203	12.7%	2,885,088	23.4%	2,655,995	20.8%	4,400,445	31.0%
Federal		1,038,568		2,526,180		2,209,975		3,984,920
State		727		582		905		658
Municipal		377,908		358,326		445,115		414,867
Compensation of Third-Party Capital - Rental	27	539,100	4.8%	456,336	3.7%	545,942	4.3%	464,839	3.3%
Remuneration of Interest on Capital		3,570,747	32.0%	3,856,683	31.3%	3,637,893	28.5%	3,932,507	27.6%
Dividends	22.b	1,351,160		1,780,000		1,351,160		1,780,000
Interest on Capital	22.b	1,550,000		1,760,000		1,550,000		1,760,000
Profit Reinvestment		669,587		316,683		656,043		323,298
Participation Results of Minority of Shareholders		-		-		80,690		69,209
Total		11,156,116	100.0%	12,337,647	100.0%	12,774,967	100.0%	14,216,374	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, foreign exchange, investment, lending and financing, mortgage lending, leasing, creditcard operations, through its subsidiaries. The bank also operates in the capitalization, leasing, asset management, buying club management and securities, insurance brokerage operations and pension plan. The bank's activities are conducted within the context of a group of financial institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 14 have been prepared in accordance with accounting practices,  established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Securities and Exchange Commission (CVM), wich do not conflict with the rules issued by Bacen.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations haves been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2011 will be disclosed, in the legal deadline, at the website www.santander.com.br\ri.

3. Significant Accounting Practices

a) Results of Operations
Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and axchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

The foreign branches' functional currency is the Brazilian Real. The assets and liabilities are substantially monetary items and are remeasured at the exchange rates prevailing at the end of the period, non-monetary items are measured at cost history and profits or losses are remasured at the average exchange rates of the period.

The effects of exchange rates changes on the foreign branches' operations are stated in the income statement, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges , inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period , calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities
Securities are stated and classified into the following categories:
I - Trading securities;
II - Available-for-sale securities;
III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I ("trading") and III ("held-to-maturity"). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) a separate account in stockholders’ equity,net of taxes, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivatives designated as hedge can be classified as:
I - Market risk hedge; and
II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:
(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and
(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actual receipt.

Normally, the Bank written off loans when they have more than 360 days late. In the case of loans for long-term (over 3 years) are written off when they complete 540 days late. The loss is recorded in a memorandum account for a minimum of 5 years and while not exhausted all the procedures for collection.

The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, whether the retention or not of risk. Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will become their results recognized by the remaining terms of operations, and financial assets subject of the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses
Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets
Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Capitalization

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR).

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date.

• The provision for the redemption of bonds by the end of the effective term of the bond.

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet was made in which the bonds will participate.

• The provision for drawings is recognized for bonds drawn but not yet was paid.

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

• The reserve for contingencies is recognized to cover any deficit resulting from drawings made, that is, in case more bonds than expected are drawn in the month.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

The CVM Resolution 600/2009 adopted CPC 33, which deals with employee benefits and reducing the asymmetries with the International Accounting Standards - IAS 19. Thus, the effects of this change in accounting standards were recognized,directly in stockholders' equity - capital reserves, in 2010, in line effects of change in accounting principle on its date of transition (first time adoption) as defined in paragraph 11 of CVM Instruction 647/2010.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like other obligations - others - employee benefit plans.

Defined benefit plans
Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 33.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as other liabilities - others - employee benefit plans.

An actuarial asset is recognized in the balance sheet as other receivables - others, if the net amount represents an asset. This situation applies: (i) excess funds represent future economic benefits in the form of return of funds to the sponsor or reduction in future contributions, as the conditions laid down in Council Resolution of Pension Funds Management (CGPC) 26/2008, and (ii) resulting from any actuarial losses and past service costs accrued,net and unrecognized which will be offset in the long-term.

Plan assets are defined as those who will be directly used to settle obligations and that: (i) are sponsored property, and (ii) may only be used to pay or finance post-employment benefits and can not be returned sponsoring entities, unless there is an excess of resources as conditions at CGPC Resolution 26/2008.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses the corridor method and recognizes in the income the net amount of the cumulative actuarial gains and/or losses which exceeds the higher amount between 10% of the present value of the obligations or 10% of the fair value of the plan assets.

The past service cost, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the income over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - pension plans and personnel costs.

The defined benefit plans are recorded based on actuarial study, conducted annually by external advisory body at the end of each fiscal year to be effective for the subsequent period.

m) Contingent Assets and Liabilities and Legal Obligations
Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounting recognized , except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

n) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses.Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

o) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, the corresponding deferred tax assets and liabilities.

p) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. Deferred income is allocated to profit or loss according to the effectiveness of the underluing contracts.

4. Cash and Cash Equivalents

			Bank			Consolidated
	2011	2010	2009	2011	2010	2009
Cash	4,458,365	4,375,077	5,597,548	4,470,858	4,376,128	5,623,834
Interbank Investments	5,444,731	5,124,336	12,910,596	4,920,020	5,132,836	12,760,332
Money Market Investments	1,377,537	767,162	11,257,097	1,377,537	767,162	11,257,066
Interbank Deposits	1,115,424	78,842	266,347	590,713	87,342	116,114
Foreign Currency Investments	2,951,770	4,278,332	1,387,152	2,951,770	4,278,332	1,387,152
Total	9,903,096	9,499,413	18,508,144	9,390,878	9,508,964	18,384,166

5. Interbank Investments

					Bank
				2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	11,438,811	7,527,275	-	18,966,086	13,229,837
Own Portfolio	1,470,524	1,339,133	-	2,809,657	2,699,031
Treasury Bills - LFT	20	-	-	20	42,068
National Treasury Bills - LTN	508,272	75,878	-	584,150	686,043
National Treasury Notes - NTN	962,232	1,263,255	-	2,225,487	1,970,920
Third-party Portfolio	4,136,242	4,411,230	-	8,547,472	4,130,437
Treasury Bills - LFT	1,000,545	-	-	1,000,545	-
National Treasury Bills - LTN	277,760	228,843	-	506,603	453,389
National Treasury Notes - NTN	2,857,937	4,182,387	-	7,040,324	3,677,048
Sold Position	5,832,045	1,776,912	-	7,608,957	6,400,369
National Treasury Bills - LTN	1,118,820	348,754	-	1,467,574	214,254
National Treasury Notes - NTN	4,713,225	1,428,158	-	6,141,383	6,186,115
Interbank Deposits	5,293,333	20,231,009	13,848,311	39,372,653	23,520,569
Foreign Currency Investments	2,951,988	349	371,547	3,323,884	4,608,577
Allowance for Losses	-	-	(200)	(200)	(200)
Total	19,684,132	27,758,633	14,219,658	61,662,423	41,358,783
Current				47,442,765	31,655,506
Long-term				14,219,658	9,703,277

					Consolidated
				2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	11,438,996	7,527,275	-	18,966,271	13,229,837
Own Portfolio	1,470,709	1,339,133	-	2,809,842	2,699,031
Treasury Bills - LFT	20	-	-	20	42,068
National Treasury Bills - LTN	508,272	75,878	-	584,150	686,043
National Treasury Notes - NTN	962,232	1,263,255	-	2,225,487	1,970,920
Debentures	185	-	-	185	-
Third-party Portfolio	4,136,242	4,411,230	-	8,547,472	4,130,437
Treasury Bills - LFT	1,000,545	-	-	1,000,545	-
National Treasury Bills - LTN	277,760	228,843	-	506,603	453,389
National Treasury Notes - NTN	2,857,937	4,182,387	-	7,040,324	3,677,048
Sold Position	5,832,045	1,776,912	-	7,608,957	6,400,369
National Treasury Bills - LTN	1,118,820	348,754	-	1,467,574	214,254
National Treasury Notes - NTN	4,713,225	1,428,158	-	6,141,383	6,186,115
Interbank Deposits	1,107,690	1,802,431	284,985	3,195,106	3,219,765
Foreign Currency Investments	2,951,988	349	371,547	3,323,884	4,608,577
Allowance for Losses	-	-	(200)	(200)	(200)
Total	15,498,674	9,330,055	656,332	25,485,061	21,057,979
Current				24,828,729	20,354,570
Long-term				656,332	703,409

6. Securities and Derivatives

a) Securities

I) By Category

					Bank
				2011	2010
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	27,266,655	44,468	-	27,311,123	19,064,291
Government Securities	24,201,908	59,613	-	24,261,521	15,989,169
Private Securities	3,064,747	(15,145)	-	3,049,602	3,075,122
Available-for-Sale Securities	71,383,494	-	1,238,668	72,622,162	71,181,044
Government Securities	27,826,916	-	1,214,774	29,041,690	35,783,104
Private Securities	43,556,578	-	23,894	43,580,472	35,397,940
Held-to-Maturity Securities	964,596	-	-	964,596	921,225
Government Securities	964,596	-	-	964,596	921,225
Total Securities	99,614,745	44,468	1,238,668	100,897,881	91,166,560
Derivatives (Assets)	3,627,423	621,582	-	4,249,005	5,017,128
Total Securities and Derivatives	103,242,168	666,050	1,238,668	105,146,886	96,183,688
Current				36,552,965	26,158,635
Long-term				68,593,921	70,025,053
Derivatives (Liabilities)	(4,001,676)	(679,992)	(1,184)	(4,682,852)	(4,751,333)
Current				(2,138,328)	(1,228,835)
Long-term				(2,544,524)	(3,522,498)

						Consolidated
					2011	2010
		Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
		Amortized	Income	Equity	Amount	Amount
Trading Securities		26,079,856	44,456	-	26,124,312	37,697,812
Government Securities		25,165,854	59,601	-	25,225,455	16,377,142
Private Securities		914,002	(15,145)	-	898,857	3,895,094
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL		-	-	-	-	17,425,576
Available-for-sale Securities		42,030,049	-	1,252,134	43,282,183	45,372,985
Government Securities		29,131,912	-	1,228,240	30,360,152	37,506,747
Private Securities		12,898,137	-	23,894	12,922,031	7,866,238
Held-to-Maturity Securities		964,596	-	-	964,596	1,828,549
Government Securities		964,596	-	-	964,596	1,828,549
Total Securities		69,074,501	44,456	1,252,134	70,371,091	84,899,346
Derivatives (Assets)		3,623,933	621,213	-	4,245,146	4,997,599
Total Securities and Derivatives		72,648,434	665,669	1,252,134	74,616,237	89,896,945
Current					35,955,321	45,209,301
Long-term					38,660,916	44,687,644
Derivatives (Liabilities)		(4,002,216)	(679,542)	(1,184)	(4,682,942)	(4,746,485)
Current					(2,138,328)	(1,223,987)
Long-term					(2,544,614)	(3,522,498)

II) Trading Securities

						Bank
					2011	2010
			Cost	Adjustment	Carrying	Carrying
Trading Securities			Amortized	to Fair Value - Income	Amount	Amount
Government Securities			24,201,908	59,613	24,261,521	15,989,169
Treasury Certificates - CFT			73,572	196	73,768	64,780
National Treasury Bills - LTN			9,057,115	(18,899)	9,038,216	5,432,594
Treasury Bills - LFT			868,080	101	868,181	529,439
National Treasury Notes - NTN B			6,576,088	39,224	6,615,312	5,868,379
National Treasury Notes - NTN C			860	19	879	837,273
National Treasury Notes - NTN F			7,508,007	37,979	7,545,986	3,082,643
Agricultural Debt Securities - TDA			95,249	959	96,208	85,785
Brazilian Foreign Debt Notes			4,086	58	4,144	86,810
Debentures (1)			18,851	(24)	18,827	1,466
Private Securities			3,064,747	(15,145)	3,049,602	3,075,122
Shares			182,753	(8,856)	173,897	506,822
Receivables Investment Fund - FIDC (2)			28,779	-	28,779	42,780
Investment Fund Shares in Participation - FIP			372,977	-	372,977	393,118
Investment Fund Shares			136,356	-	136,356	3,924
Debentures			2,316,741	149	2,316,890	2,102,304
Certificates of Real Estate Receivables - CRI			27,141	(6,438)	20,703	26,174
Total			27,266,655	44,468	27,311,123	19,064,291

						Bank
						2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,484,597	3,668,620	11,733,794	5,374,510	24,261,521
Treasury Certificates - CFT	-	-	73,768	-	-	73,768
National Treasury Bills - LTN	-	-	2,355,865	4,684,106	1,998,245	9,038,216
Treasury Bills - LFT	-	264,635	11,547	583,743	8,256	868,181
National Treasury Notes - NTN B	-	49,204	1,193,991	3,098,530	2,273,587	6,615,312
National Treasury Notes - NTN C	-	10	-	-	869	879
National Treasury Notes - NTN F	-	3,150,072	-	3,325,289	1,070,625	7,545,986
Agricultural Debt Securities - TDA	-	13,173	21,930	42,126	18,979	96,208
Brazilian Foreign Debt Notes	-	195	-	-	3,949	4,144
Debentures (1)	-	7,308	11,519	-	-	18,827
Private Securities	712,009	2,225	10,514	16,812	2,308,042	3,049,602
Shares	173,897	-	-	-	-	173,897
Receivables Investment Fund - FIDC (2)	28,779	-	-	-	-	28,779
Investment Fund Shares in Participation - FIP	372,977	-	-	-	-	372,977
Investment Fund Shares	136,356	-	-	-	-	136,356
Debentures	-	2,225	10,514	16,812	2,287,339	2,316,890
Certificates of Real Estate Receivables - CRI	-	-	-	-	20,703	20,703
Total	712,009	3,486,822	3,679,134	11,750,606	7,682,552	27,311,123

						Consolidated
					2011	2010
Trading Securities			Cost Amortized	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount
Government Securities			25,165,854	59,601	25,225,455	16,377,142
Treasury Certificates - CFT			73,572	196	73,768	64,780
National Treasury Bills - LTN			9,057,115	(18,899)	9,038,216	5,432,594
Treasury Bills - LFT			1,832,026	89	1,832,115	906,460
National Treasury Notes - NTN B			6,576,088	39,224	6,615,312	5,879,331
National Treasury Notes - NTN C			860	19	879	837,273
National Treasury Notes - NTN F			7,508,007	37,979	7,545,986	3,082,643
Agricultural Debt Securities - TDA			95,249	959	96,208	85,785
Brazilian Foreign Debt Notes			4,086	58	4,144	86,810
Debentures (1)			18,851	(24)	18,827	1,466
Private Securities			914,002	(15,145)	898,857	3,895,094
Shares			182,753	(8,856)	173,897	506,822
Receivables Investment Fund - FIDC (2)			28,779	-	28,779	42,780
Investment Fund Shares in Participation - FIP			372,977	-	372,977	393,118
Investment Fund Shares			221,354	-	221,354	2,802,562
Debentures			50,489	149	50,638	74,674
Certificates of Real Estate Receivables - CRI			27,141	(6,438)	20,703	26,174
Bank Deposits Certificates - CDB			30,509	-	30,509	48,964
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL			-	-	-	17,425,576
Total			26,079,856	44,456	26,124,312	37,697,812

						Consolidated
						2011
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,491,988	3,708,202	12,635,016	5,390,249	25,225,455
Treasury Certificates - CFT	-	-	73,768	-	-	73,768
National Treasury Bills - LTN	-	-	2,355,865	4,684,106	1,998,245	9,038,216
Treasury Bills - LFT	-	272,026	51,129	1,484,965	23,995	1,832,115
National Treasury Notes - NTN B	-	49,204	1,193,991	3,098,530	2,273,587	6,615,312
National Treasury Notes - NTN C	-	10	-	-	869	879
National Treasury Notes - NTN F	-	3,150,072	-	3,325,289	1,070,625	7,545,986
Agricultural Debt Securities - TDA	-	13,173	21,930	42,126	18,979	96,208
Brazilian Foreign Debt Notes	-	195	-	-	3,949	4,144
Debentures (1)	-	7,308	11,519	-	-	18,827
Private Securities	797,007	7,306	10,514	43,983	40,047	898,857
Shares	173,897	-	-	-	-	173,897
Receivables Investment Fund - FIDC (2)	28,779	-	-	-	-	28,779
Investment Fund Shares in Participation - FIP	372,977	-	-	-	-	372,977
Investment Fund Shares	221,354	-	-	-	-	221,354
Debentures	-	3,968	10,514	16,812	19,344	50,638
Certificates of Real Estate Receivables - CRI	-	-	-	-	20,703	20,703
Bank Deposits Certificates - CDB	-	3,338	-	27,171	-	30,509
Total	797,007	3,499,294	3,718,716	12,678,999	5,430,296	26,124,312

III) Available-for-Sale Securities

						Bank
					2011	2010
			Cost	Adjustment to	Carrying	Carrying
Available-for-Sale Securities			Amortized	Fair Value - Equity	Amount	Amount
Government Securities			27,826,916	1,214,774	29,041,690	35,783,104
Treasury Certificates - CFT			111,435	2,264	113,699	99,863
Securitized Credit			1,499	646	2,145	1,943
National Treasury Bills - LTN			11,252,398	406,894	11,659,292	6,635,614
Treasury Bills - LFT			2,999,347	(412)	2,998,935	2,700,619
National Treasury Notes - NTN A			122,52	8,005	130,532	115,490
National Treasury Notes - NTN B			480,515	19,627	500,142	480,409
National Treasury Notes - NTN C			629,383	353,595	982,978	980,930
National Treasury Notes - NTN F			12,021,589	425,821	12,447,410	23,891,874
National Treasury Notes - NTN P			116	(2)	114	102
Agricultural Debt Securities - TDA			17	-	17	-
Foreign Government Securities			-	-	-	379,341
Debentures (1)			208,090	(1,664)	206,426	289,622
Promissory Notes - NP (1)			-	-	-	207,297
Private Securities			43,556,578	23,894	43,580,472	35,397,940
Shares			638,157	92,924	731,081	889,877
Receivables Investment Fund - FIDC (2)			2,118,797	-	2,118,797	1,452,770
Investment Fund Shares in Participation - FIP			506,646	(58,409)	448,237	11,589
Investment Fund Shares			961	-	961	-
Debentures			37,802,537	(18,494)	37,784,043	30,803,457
Eurobonds			186,075	(1,203)	184,872	164,286
Promissory Notes - NP			950,754	179	950,933	681,455
Real Estate Credit Notes - CCI			23,097	1,131	24,228	25,676
Agribusiness Receivables Certificates - CDCA			3,150	(643)	2,507	4,683
Certificates of Real Estate Receivables - CRI			1,326,404	8,409	1,334,813	1,364,147
Total			71,383,494	1,238,668	72,622,162	71,181,044

						Bank
						2011
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	2,361,993	314,402	11,393,981	14,971,314	29,041,690
Treasury Certificates - CFT	-	-	113,259	-	440	113,699
Securitized Credit	-	-	-	-	2,145	2,145
National Treasury Bills - LTN	-	-	-	4,576,173	7,083,119	11,659,292
Treasury Bills - LFT	-	1,307	-	2,997,628	-	2,998,935
National Treasury Notes - NTN A	-	-	875	-	129,657	130,532
National Treasury Notes - NTN B	-	-	1,705	-	498,437	500,142
National Treasury Notes - NTN C	-	12,596	-	-	970,382	982,978
National Treasury Notes - NTN F	-	2,340,096	-	3,820,180	6,287,134	12,447,410
National Treasury Notes - NTN P	-	-	114	-	-	114
Agricultural Debt Securities - TDA	-	6	11	-	-	17
Debentures (1)	-	7,988	198,438	-	-	206,426
Private Securities	3,299,076	444,186	1,119,572	1,473,399	37,244,239	43,580,472
Shares	731,081	-	-	-	-	731,081
Receivables Investment Fund - FIDC (2)	2,118,797	-	-	-	-	2,118,797
Investment Fund Shares in Participation - FIP	448,237	-	-	-	-	448,237
Investment Fund Shares	961	-	-	-	-	961
Debentures	-	32,520	1,016,457	915,788	35,819,278	37,784,043
Eurobonds	-	269	3	184,600	-	184,872
Promissory Notes - NP	-	342,955	-	367,471	240,507	950,933
Real Estate Credit Notes - CCI	-	3,989	-	5,540	14,699	24,228
Agribusiness Receivables Certificates - CDCA	-	14	2,493	-	-	2,507
Certificates of Real Estate Receivables - CRI	-	64,439	100,619	-	1,169,755	1,334,813
Total	3,299,076	2,806,179	1,433,974	12,867,380	52,215,553	72,622,162

						Consolidated
					2011	2010
			Cost	Adjustment to	Carrying	Carrying
Available-for-Sale Securities			Amortized	Fair Value - Equity	Amount	Amount
Government Securities			29,131,912	1,228,240	30,360,152	37,506,747
Treasury Certificates - CFT			111,435	2,264	113,699	99,863
Securitized Credit			1,499	646	2,145	1,943
National Treasury Bills - LTN			11,332,244	406,619	11,738,863	6,911,363
Treasury Bills - LFT			3,078,438	(184)	3,078,254	2,819,367
National Treasury Notes - NTN A			122,527	8,005	130,532	115,490
National Treasury Notes - NTN B			480,515	19,627	500,142	696,742
National Treasury Notes - NTN C			629,383	353,595	982,978	1,100,540
National Treasury Notes - NTN F			13,167,648	439,334	13,606,982	24,883,688
National Treasury Notes - NTN P			116	(2)	114	102
Agricultural Debt Securities - TDA			17	-	17	-
Foreign Government Securities			-	-	-	379,341
Debentures (1)			208,090	(1,664)	206,426	291,011
Promissory Notes - NP (1)			-	-	-	207,297
Private Securities			12,898,137	23,894	12,922,031	7,866,238
Shares			641,456	92,924	734,380	889,877
Receivables Investment Fund - FIDC (2)			2,118,797	-	2,118,797	1,452,770
Investment Fund Shares in Participation - FIP			506,646	(58,409)	448,237	11,589
Investment Fund Shares			67,208	-	67,208	-
Debentures			7,074,550	(18,494)	7,056,056	3,271,750
Eurobonds			186,075	(1,203)	184,872	164,286
Promissory Notes - NP			950,754	179	950,933	681,460
Real Estate Credit Notes - CCI			23,097	1,131	24,228	25,676
Agribusiness Receivables Certificates - CDCA			3,150	(643)	2,507	4,683
Certificates of Real Estate Receivables - CRI			1,326,404	8,409	1,334,813	1,364,147
Total			42,030,049	1,252,134	43,282,183	45,372,985

							Consolidated
							2011
Available-for-Sale Securities		Without	Up to	From 3 to	From 1 to	Over
by Maturity		Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities		-	2,885,062	314,402	11,965,434	15,195,254	30,360,152
Treasury Certificates - CFT		-	-	113,259	-	440	113,699
Securitized Credit		-	-	-	-	2,145	2,145
National Treasury Bills - LTN		-	-	-	4,655,744	7,083,119	11,738,863
Treasury Bills - LFT		-	5,264	-	3,072,990	-	3,078,254
National Treasury Notes - NTN A		-	-	875	-	129,657	130,532
National Treasury Notes - NTN B		-	-	1,705	-	498,437	500,142
National Treasury Notes - NTN C		-	12,596	-	-	970,382	982,978
National Treasury Notes - NTN F		-	2,859,208	-	4,236,700	6,511,074	13,606,982
National Treasury Notes - NTN P		-	-	114	-	-	114
Agricultural Debt Securities - TDA		-	6	11	-	-	17
Debentures (1)		-	7,988	198,438	-	-	206,426
Private Securities		3,368,622	444,186	1,119,572	1,473,399	6,516,252	12,922,031
Shares		734,380	-	-	-	-	734,380
Receivables Investment Fund - FIDC (2)		2,118,797	-	-	-	-	2,118,797
Investment Fund Shares in Participation - FIP		448,237	-	-	-	-	448,237
Investment Fund Shares		67,208	-	-	-	-	67,208
Debentures		-	32,520	1,016,457	915,788	5,091,291	7,056,056
Eurobonds		-	269	3	184,600	-	184,872
Promissory Notes - NP		-	342,955	-	367,471	240,507	950,933
Real Estate Credit Notes - CCI		-	3,989	-	5,540	14,699	24,228
Agribusiness Receivables Certificates - CDCA		-	14	2,493	-	-	2,507
Certificates of Real Estate Receivables - CRI		-	64,439	100,619	-	1,169,755	1,334,813
Total		3,368,622	3,329,248	1,433,974	13,438,833	21,711,506	43,282,183
(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-Maturity Securities

							Bank
							2011
							by Maturity
Held-to-Maturity	Cost Amortized/ Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	2011	2010	3 Months	12 Months	3 Years	3 Years	Total
Government
Securities	964,596	921,225	20,294	1,238	848	942,216	964,596
National Treasury
Notes - NTN C	962,041	915,858	19,875	-	-	942,166	962,041
National Treasury
Notes - NTN I	2,555	5,367	419	1,238	848	50	2,555
Total	964,596	921,225	20,294	1,238	848	942,216	964,596

							Consolidated
							2011
							by Maturity
Held-to-Maturity	Cost Amortized/ Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	2011	2010	3 Months	12 Months	3 Years	3 Years	Total
Government
Securities	964,596	1,828,549	20,294	1,238	848	942,216	964,596
National Treasury
Notes - NTN B	-	242,246	-	-	-	-	-
National Treasury
Notes - NTN C	962,041	1,580,936	19,875	-	-	942,166	962,041
National Treasury
Notes - NTN I	2,555	5,367	419	1,238	848	50	2,555
Total	964,596	1,828,549	20,294	1,238	848	942,216	964,596
(1) Market value of held-to-maturity securities is R$1,553,540 in the Bank and in the Consolidated (2010 - R$1,532,540 in the Bank and R$2,542,832 in the Consolidated).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBOVESPA. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank		Consolidated
			2011	2010	2011	2010
Income From Fixed-Income Securities			12,464,216	7,947,886	9,189,786	5,353,385
Income From Interbank Investments			5,380,700	4,312,345	2,581,364	2,404,003
Income From Variable-Income Securities			(422,459)	(10,709)	(427,814)	(11,580)
Others			307,051	137,963	200,396	147,927
Total			17,729,508	12,387,485	11,543,732	7,893,735

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			2011			2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(228,196)	(191,671)		232,379	573,354
Asset	98,498,396	9,089,791	9,233,118	90,149,182	18,183,537	18,446,365
CDI (Interbank Deposit Rates)	31,775,414	8,036,533	8,184,818	37,449,537	16,551,929	16,827,940
Fixed Interest Rate - Real (1)	5,726,569	1,053,258	1,048,300	4,085,620	1,631,608	1,618,425
Indexed to Price and Interest Rates	13,259,314	-	-	11,662,920	-	-
Indexed to Foreign Currency	47,621,292	-	-	36,923,396	-	-
Others	115,807	-	-	27,709	-	-
Liabilities	98,726,592	(9,317,987)	(9,424,789)	89,916,803	(17,951,158)	(17,873,011)
CDI (Interbank Deposit Rates)	23,738,881	-	-	20,897,608	-	-
Fixed Interest Rate - Real	4,673,311	-	-	2,454,012	-	-
Indexed to Price and Interest Rates	19,781,674	(6,522,360)	(6,352,475)	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	50,340,717	(2,719,425)	(3,004,037)	51,291,086	(14,367,690)	(14,575,828)
Others	192,009	(76,202)	(68,277)	252,610	(224,901)	(212,976)
Options	266,612,580	(217,101)	(329,357)	363,704,337	(104,811)	(139,222)
Purchased Position	110,672,248	239,107	208,117	166,047,798	236,074	210,232
Call Option - US Dollar	1,299,890	22,549	39,528	3,594,587	58,198	58,218
Put Option - US Dollar	794,230	2,656	65	1,627,126	21,356	43,853
Call Option - Other (2)	74,456,856	111,458	48,267	94,486,883	101,476	72,435
Put Option - Other (2)	34,121,272	102,444	120,257	66,339,202	55,044	35,726
Sold Position	155,940,332	(456,208)	(537,474)	197,656,539	(340,885)	(349,454)
Call Option - US Dollar	2,842,096	(21,179)	(17,896)	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	2,848,995	(19,867)	(7,683)	2,967,037	(16,312)	(8,485)
Call Option - Other ((2)	69,094,441	(187,362)	(100,105)	109,013,279	(147,931)	(131,015)
Put Option - Other (2)	81,154,800	(227,800)	(411,790)	81,513,808	(105,996)	(118,561)
Futures Contracts	100,361,012	-	-	94,302,441	-	-
Purchased Position	46,879,640	-	-	50,679,903	-	-
Exchange Coupon (DDI)	1,727,725	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	42,328,562	-	-	47,296,910	-	-
Foreign Currency	2,563,038	-	-	171,136	-	-
Indexes (3)	78,332	-	-	267,987	-	-
Treasury Bonds/Notes	178,570	-	-	59,975	-	-
Others	3,413	-	-	27,189	-	-
Sold Position	53,481,372	-	-	43,622,538	-	-
Exchange Coupon (DDI)	17,359,882	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	21,981,554	-	-	33,908,636	-	-
Foreign Currency	13,923,253	-	-	3,862,750	-	-
Indexes (3)	38,496	-	-	205,387	-	-
Treasury Bonds/Notes	178,187	-	-	141,474	-	-
Forward Contracts and Others	22,726,883	(13,515)	42,544	14,332,682	(459,223)	(283,864)
Purchased Commitment	11,564,473	412,217	298,083	6,561,234	44,204	(78,006)
Currencies	11,556,048	412,217	298,083	6,559,748	44,204	(78,006)
Others	8,425	-	-	1,486	-	-
Sell Commitment	11,162,410	(425,732)	(255,539)	7,771,448	(503,427)	(205,858)
Currencies	11,138,022	(442,856)	(272,312)	7,759,347	(513,819)	(216,147)
Others	24,388	17,124	16,773	12,101	10,392	10,289

						Consolidated
			2011			2010
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(232,234)	(195,627)		214,965	553,953
Asset	99,094,099	9,085,753	9,229,162	89,974,142	18,112,297	18,374,023
CDI (Interbank Deposit Rates)	32,413,067	8,712,638	8,868,678	37,384,081	16,589,276	16,865,287
Fixed Interest Rate - Real (1)	5,684,619	373,115	360,484	3,976,036	1,523,021	1,508,736
Indexed to Price and Interest Rates	13,259,314	-	-	11,662,920	-	-
Indexed to Foreign Currency	47,621,292	-	-	36,923,396	-	-
Others	115,807	-	-	27,709	-	-
Liabilities	99,326,333	(9,317,987)	(9,424,789)	89,759,177	(17,897,332)	(17,820,070)
CDI (Interbank Deposit Rates)	23,700,429	-	-	20,794,805	-	-
Fixed Interest Rate - Real	5,311,504	-	-	2,453,015	-	-
Indexed to Price and Interest Rates	19,781,674	(6,522,360)	(6,352,475)	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	50,340,717	(2,719,425)	(3,004,037)	51,237,260	(14,313,864)	(14,522,887)
Others	192,009	(76,202)	(68,277)	252,610	(224,901)	(212,976)
Options	266,612,580	(217,101)	(329,357)	363,612,753	(100,091)	(134,502)
Purchased Position	110,672,248	239,107	208,117	166,047,798	236,074	210,232
Call Option - US Dollar	1,299,890	22,549	39,528	3,594,587	58,198	58,218
Put Option - US Dollar	794,230	2,656	65	1,627,126	21,356	43,853
Call Option - Other (2)	74,456,856	111,458	48,267	94,486,883	101,476	72,435
Put Option - Other (2)	34,121,272	102,444	120,257	66,339,202	55,044	35,726
Sold Position	155,940,332	(456,208)	(537,474)	197,564,955	(336,165)	(344,734)
Call Option - US Dollar	2,842,096	(21,179)	(17,896)	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	2,848,995	(19,867)	(7,683)	2,967,037	(16,312)	(8,485)
Call Option - Other (2)	69,094,441	(187,362)	(100,105)	108,921,695	(143,211)	(126,295)
Put Option - Other (2)	81,154,800	(227,800)	(411,790)	81,513,808	(105,996)	(118,561)
Futures Contracts	100,361,012	-	-	94,302,441	-	-
Purchased Position	46,879,640	-	-	50,679,903	-	-
Exchange Coupon (DDI)	1,727,725	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	42,328,562	-	-	47,296,910	-	-
Foreign Currency	2,563,038	-	-	171,136	-	-
Indexes (3)	78,332	-	-	267,987	-	-
Treasury Bonds/Notes	178,570	-	-	59,975	-	-
Others	3,413	-	-	27,189	-	-
Sold Position	53,481,372	-	-	43,622,538	-	-
Exchange Coupon (DDI)	17,359,882	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	21,981,554	-	-	33,908,636	-	-
Foreign Currency	13,923,253	-	-	3,862,750	-	-
Indexes (3)	38,496	-	-	205,387	-	-
Treasury Bonds/Notes	178,187	-	-	141,474	-	-
Forward Contracts and Others	22,726,891	(13,508)	42,551	14,332,682	(459,223)	(283,864)
Purchased Commitment	11,564,473	412,217	298,083	6,561,234	44,204	(78,006)
Currencies	11,556,048	412,217	298,083	6,559,748	44,204	(78,006)
Others	8,425	-	-	1,486	-	-
Sell Commitment	11,162,418	(425,725)	(255,532)	7,771,448	(503,427)	(205,858)
Currencies	11,138,022	(442,856)	(272,312)	7,759,347	(513,819)	(216,147)
Others	24,396	17,131	16,780	12,101	10,392	10,289
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					2011	2010
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		33,999,996	31,712,314	32,786,086	98,498,396	90,149,182
Options		1,066,690	412,676	265,133,214	266,612,580	363,704,337
Futures Contracts		-	-	100,361,012	100,361,012	94,302,441
Forward Contracts and Others		10,380,694	11,878,188	468,001	22,726,883	14,332,682

						Consolidated
						Notional
					2011	2010
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		33,999,996	31,670,364	33,423,739	99,094,099	89,974,142
Options		1,066,690	412,676	265,133,214	266,612,580	363,612,753
Futures Contracts		-	-	100,361,012	100,361,012	94,302,441
Forward Contracts and Others		10,380,702	11,878,188	468,001	22,726,891	14,332,682
(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					2011	2010
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		26,349,860	20,816,920	51,331,616	98,498,396	90,149,182
Options		205,148,983	46,243,577	15,220,020	266,612,580	363,704,337
Futures Contracts		61,622,162	6,299,968	32,438,882	100,361,012	94,302,441
Forward Contracts and Others		14,871,646	4,105,167	3,750,070	22,726,883	14,332,682

						Consolidated
						Notional
					2011	2010
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		26,822,206	20,790,385	51,481,508	99,094,099	89,974,142
Options		205,148,983	46,243,577	15,220,020	266,612,580	363,612,753
Futures Contracts		61,622,162	6,299,968	32,438,882	100,361,012	94,302,441
Forward Contracts and Others		14,871,654	4,105,167	3,750,070	22,726,891	14,332,682

IV) Derivatives by Trade Market

						Bank
						Notional
					2011	2010
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		31,839,671	40,852,421	25,806,304	98,498,396	90,149,182
Options		266,092,016	377,701	142,863	266,612,580	363,704,337
Futures Contracts		100,361,012	-	-	100,361,012	94,302,441
Forward Contracts and Others		17,419	14,680,915	8,028,549	22,726,883	14,332,682

						Consolidated
						Notional
					2011	2010
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		31,839,671	41,448,124	25,806,304	99,094,099	89,974,142
Options		266,092,016	377,701	142,863	266,612,580	363,612,753
Futures Contracts		100,361,012	-	-	100,361,012	94,302,441
Forward Contracts and Others		17,427	14,680,915	8,028,549	22,726,891	14,332,682
(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$557,327 of cost (2010 - R$495,066) and R$500,425 of fair value (2010 - R$444,330). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$3,291 (2010 - R$8,121).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank/Consolidated
			2011			2010
			Adjustment			Adjustment
Hedge Instruments	Cost	Fair Value	to Fair Value	Cost	Fair Value	to Fair Value
Swap Contracts	74,928	76,175	1,247	118,348	115,527	(2,821)
Asset	417,731	453,595	35,864	549,276	557,765	8,489
CDI (Interbank Deposit Rates)	145,940	146,711	771	424,211	426,851	2,640
Indexed to Foreign Currency - Libor - US Dollar	271,791	306,884	35,093	125,065	130,914	5,849
Liabilities	(342,803)	(377,420)	(34,617)	(430,928)	(442,238)	(11,310)
Indexed to Foreign Currency - US Dollar	(101,410)	(102,318)	(908)	(305,837)	(311,367)	(5,530)
Indexed to Foreign Currency - Fixed Interest
- US Dollar	(55,498)	(60,565)	(5,067)	(125,091)	(130,871)	(5,780)
CDI (Interbank Deposit Rates)	(185,895)	(214,537)	(28,642)	-	-	-
Hedge Object	342,473	346,260	3,787	429,896	443,446	13,550
Lending Operation	342,473	346,260	3,787	429,896	443,446	13,550
Indexed to Foreign Currency - US Dollar	100,871	102,321	1,450	304,794	311,381	6,587
Indexed to Foreign Currency - Fixed Interest
- US Dollar	55,663	60,565	4,902	125,102	132,065	6,963
CDI (Interbank Deposit Rates)	185,939	183,374	(2,565)	-	-	-

b) Cash Flow Hedge

						Bank/ Consolidated
				2011			2010
	Reference			Adjustment	Reference	Cost/	Adjustment
Hedge Instruments	Value	Cost	Fair Value	to Fair Value	value	Market	to Fair Value
Swap Contracts		(30,354)	(31,538)	(1,184)	-	-	-
Asset	651,490	651,490	678,479	26,989	-	-	-
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	326,280	25,792	-	-	-
Indexed to Pre Interest Rate- Real (2)	351,002	351,002	352,199	1,197	-	-	-
Liabilities	(681,844)	(681,844)	(710,017)	(28,173)	-	-	-
Indexed to Foreign Currency - Pre Dolar	(681,844)	(681,844)	(710,017)	(28,173)	-	-	-
Future Contracts (3) (4)	1,794,034	-	-	-	6,850,698	-	-
DI1 Rate	1,794,034	-	-	-	6,850,698	-	-

						Bank/ Consolidated
						2011	2010
Hedge Object - Cost						2,518,986	7,385,636
Eurobonds						300,803	-
Foreign Loans						351,002	-
Bank Deposit Certificate- CDB						1,867,181	7,385,636
(1) Operation with maturing on December 1,2014, and hedge object of eurobonds transactions.
(2) Operation with maturing on June 15,2012, and hedge object of foreign loans transactions.
(3) Operation with maturing on January 2, 2014, and the updated amount of instruments is R$ 1,812,796 (2010 - R$ 7,165,189) and hedge objects of bank certificate deposits.

(4) The opened operations in 2010, due to business strategy, the structures of hedge cash flow which had the object of hedge bank deposits certificates (CBD) have been discontinued in the first quarter of 2011. The net effect of the outstanding equity will be repaid up to January 2012, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts R$15,149 is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBOVESPA are comprised of federal government bonds in the amount of R$8,678,353 (2010 - R$4,171,458) in the Bank and R$8,851,981 (2010 - R$4,316,863) Consolidated.

VIII) Derivatives Recorded in Assets and Liabilities

					Bank		Consolidated
				2011	2010	2011	2010
Assets
Swap Differentials Receivable (1)				3,338,882	4,455,180	3,335,016	4,435,651
Option Premiums to Exercise				208,117	210,232	208,117	210,232
Forward Contracts and Others				702,006	351,716	702,013	351,716
Total				4,249,005	5,017,128	4,245,146	4,997,599

Liabilities
Swap Differentials Payable (1)				3,485,916	3,766,299	3,486,006	3,766,171
Option Premiums Launched				537,474	349,454	537,474	344,734
Forward Contracts and Others				659,462	635,580	659,462	635,580
Total				4,682,852	4,751,333	4,682,942	4,746,485
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as at December 31, 2011.

Trading Portfolio
Risk Factor					Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar					(12,977)	(7,553)	84,447
Coupon - Other Currencies					(4,533)	(45,334)	(226,670)
Fixed Interest Rate - Real					(4,590)	(45,899)	(229,495)
Shares and Indexes					(5,990)	(14,974)	(29,948)
Inflation					6,037	60,370	301,848
Others					(1,413)	(14,128)	(70,640)
Total (1)					(23,466)	(67,518)	(170,458)
(1) Amounts net of taxes.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as at December 31, 2011.

Portfolio Banking
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		(964)	(9,643)	(48,217)
TR and Long-term Interest Rate (TJLP)		(3,502)	(35,025)	(175,125)
Fixed Interest Rate - Real		(36,903)	(369,034)	(1,845,171)
Inflation		(1,496)	(14,959)	(74,793)
Total (1) (2)		(42,865)	(428,661)	(2,143,306)
(1) The Capital market value was calculated based on 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above considers the deterioration situations established in CVM Instruction 475/2008, considered as of low probability. According to the strategy defined by Management, if indications of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest curves and foreign currency coupon, plus a shock of 25% on the currency of stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest curves and foreign currency coupon, plus a shock of 50% on the currency of stock market and spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US Dollar Coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other Currencies Coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed Rate - in Brazilian Real: all products with price changes tied to changes in interest rate in Brazilian Real.

Shares and Indexes: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Losses

a) Loan Portfolio

		Bank		Consolidated
	2011	2010	2011	2010
Lending Operations	146,209,701	124,542,064	172,713,683	141,781,265
Loans and Discounted Receivables	96,317,939	75,066,696	96,315,393	75,081,566
Financing (1)	29,774,300	32,477,608	56,280,828	49,701,939
Rural, Agricultural and Industrial Financing	4,401,149	4,885,915	4,401,149	4,885,915
Real Estate Financing	15,611,354	12,090,018	15,611,354	12,090,018
Securities Financing	104,959	21,827	104,959	21,827
Leasing Operations	173,977	381,532	7,771,628	10,742,631
Advances on Foreign Exchange Contracts (2) (Note 9)	2,225,486	2,022,439	2,225,486	2,022,439
Other Receivables (3)	12,524,121	9,298,127	14,351,563	10,832,484
Total	161,133,285	136,244,162	197,062,360	165,378,819
Current	72,220,194	68,999,692	89,183,403	83,242,939
Long-term	88,913,091	67,244,470	107,878,957	82,135,880

(1)In 2011, the Bank, through its Grand Cayman branch, acquired Banco Santander Spain, under commutation, portfolio of contracts for financing export and import credit,related operations contracted with brazilian clients or their affiliates abroad, amounting to US$943 million (2010 - US$808 million).

(2) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(3) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

On December,2011, the Bank made a credit assignment with recourse amounting to R$688,821. The assignment results amount to R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur up to October, 2041. The present value of assigned operations in December 31, 2011 is R$686,587.

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:
- contracts in default for a period exceeding 90 consecutive days;
- contracts subject to renegotiation;
- contracts subject to portability in accordance with CMN Resolution 3.401/2006; and
- contracts subject to intervention.
The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.
From the date of transfer cash flows from operations will be paid directly transferred to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	2011	2010	2011	2010
Overdue	9,596,484	5,552,365	10,211,289	6,063,130
Due to:
Up to 3 Months	31,652,406	25,828,999	37,856,055	30,852,919
From 3 to 12 Months	40,567,788	43,170,693	51,327,348	52,390,020
Over 12 Months	79,316,607	61,692,105	97,667,668	76,072,750
Total	161,133,285	136,244,162	197,062,360	165,378,819

c) Lease Portfolio

		Bank		Consolidated
	2011	2010	2011	2010
Gross Investment in Leasing Operations	202,525	475,869	9,660,674	13,730,897
Lease Receivables	80,243	185,931	6,237,316	8,959,762
Unrealized Residual Values (1)	122,282	289,938	3,423,358	4,771,135
Unearned Income on Lease	(78,689)	(183,284)	(6,054,271)	(8,720,671)
Offsetting Residual Values	(122,282)	(289,938)	(3,423,358)	(4,771,135)
Leased Assets	634,178	918,226	19,200,921	22,591,123
Accumulated Depreciation	(522,549)	(610,301)	(11,920,711)	(12,613,069)
Excess Depreciation	460,577	582,230	8,690,240	10,116,839
Losses on Unamortized Lease	6	22	198,123	166,555
Advances for Guaranteed Residual Value	(399,789)	(511,292)	(8,599,595)	(9,804,968)
Other Assets	-	-	19,605	47,060
Total of Lease Portfolio at Present Value	173,977	381,532	7,771,628	10,742,631
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$28,548 (2010 - R$94,337) in the Bank and R$1,889,046 (2010 - R$2,988,266) in the Consolidated.

As of December 31, 2011 and 2010 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	2011	2010	2011	2010
Overdue	7,617	20,753	223,633	326,917
Due to:
Up to 1 Year	114,443	192,652	4,350,813	5,498,726
From 1 to 5 Years	80,436	262,459	5,078,584	7,898,808
Over 5 Years	29	5	7,644	6,446
Total	202,525	475,869	9,660,674	13,730,897

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	2011	2010	2011	2010
Overdue	5,549	16,609	147,580	230,503
Due to:
Up to 1 Year	106,344	175,067	3,989,436	5,066,395
From 1 to 5 Years	62,071	189,854	3,631,474	5,443,145
Over 5 Years	13	2	3,138	2,588
Total	173,977	381,532	7,771,628	10,742,631

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	2011	2010	2011	2010
Private Sector	160,952,649	136,026,465	196,871,238	165,149,749
Industry	28,180,051	27,739,045	28,740,521	28,399,822
Commercial	18,563,539	11,712,163	21,786,771	13,599,511
Financial Institutions	155,595	114,246	159,858	117,296
Services and Other (1)	46,616,070	39,630,142	48,806,141	41,853,711
Individuals	63,036,245	51,944,954	92,976,798	76,293,494
Credit Cards	14,144,321	10,760,022	14,144,321	10,760,022
Mortgage Loans	9,331,186	6,698,125	9,331,186	6,698,125
Payroll Loans	12,248,013	9,599,952	12,248,013	9,599,952
Financing and Vehicles Lease	2,645,605	3,458,048	30,636,960	26,148,770
Others (2)	24,667,120	21,428,807	26,616,318	23,086,625
Agricultural	4,401,149	4,885,915	4,401,149	4,885,915
Public Sector	180,636	217,697	191,122	229,070
Federal	5,151	7,340	5,151	7,340
State	167,973	204,283	170,248	206,690
Municipal	7,512	6,074	15,723	15,040
Total	161,133,285	136,244,162	197,062,360	165,378,819
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio by Risk Level and Respective Allowance for Loan Losses

							Bank
							2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	64,581,385	-	64,581,385	-	-	-
A	0.5%	67,917,806	-	67,917,806	339,589	254,404	593,993
B	1%	4,632,093	1,480,012	6,112,105	61,121	107,183	168,304
C	3%	3,923,720	2,897,239	6,820,959	204,629	196,551	401,180
D	10%	937,446	2,855,641	3,793,087	379,309	-	379,309
E	30%	292,421	1,510,848	1,803,269	540,981	-	540,981
F	50%	58,995	2,379,044	2,438,039	1,219,020	-	1,219,020
G	70%	18,905	1,003,188	1,022,093	715,465	-	715,465
H	100%	194,241	6,450,301	6,644,542	6,644,542	-	6,644,542
Total		142,557,012	18,576,273	161,133,285	10,104,656	558,138	10,662,794

							Bank
							2010
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	51,963,423	-	51,963,423	-	-	-
A	0.5%	55,945,064	-	55,945,064	279,725	217,108	496,833
B	1%	9,971,833	1,365,872	11,337,705	113,377	205,244	318,621
C	3%	4,039,564	2,274,462	6,314,026	189,421	254,260	443,681
D	10%	1,430,818	1,167,023	2,597,841	259,784	-	259,784
E	30%	155,548	993,543	1,149,091	344,728	-	344,728
F	50%	204,009	1,442,449	1,646,458	823,229	-	823,229
G	70%	132,716	989,065	1,121,781	785,247	-	785,247
H	100%	201,033	3,967,740	4,168,773	4,168,773	-	4,168,773
Total		124,044,008	12,200,154	136,244,162	6,964,284	676,612	7,640,896

							Consolidated
							2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	66,539,402	-	66,539,402	-	-	-
A	0.5%	96,842,450	-	96,842,450	484,212	284,640	768,852
B	1%	5,050,223	2,668,842	7,719,065	77,191	113,008	190,199
C	3%	4,338,893	4,045,556	8,384,449	251,533	198,206	449,739
D	10%	951,052	3,308,419	4,259,471	425,947		425,947
E	30%	297,549	1,780,350	2,077,899	623,370	-	623,370
F	50%	67,941	2,611,345	2,679,286	1,339,643	-	1,339,643
G	70%	19,417	1,179,268	1,198,685	839,080	-	839,080
H	100%	199,088	7,162,565	7,361,653	7,361,653	-	7,361,653
Total		174,306,015	22,756,345	197,062,360	11,402,629	595,854	11,998,483

							Consolidated
							2010
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	53,108,375	-	53,108,375	-	-	-
A	0.5%	78,483,778	-	78,483,778	392,419	254,788	647,207
B	1%	11,168,032	2,526,495	13,694,527	136,945	205,269	342,214
C	3%	4,765,803	3,137,620	7,903,423	237,103	254,271	491,374
D	10%	1,526,350	1,489,158	3,015,508	301,551	-	301,551
E	30%	160,711	1,201,065	1,361,776	408,533	-	408,533
F	50%	204,985	1,598,678	1,803,663	901,832	-	901,832
G	70%	133,239	1,120,213	1,253,452	877,416	-	877,416
H	100%	201,730	4,552,587	4,754,317	4,754,317	-	4,754,317
Total		149,753,003	15,625,816	165,378,819	8,010,116	714,328	8,724,444
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				2011	2010	2011	2010
Balance at Beginning of Year				7,640,896	8,293,755	8,724,444	9,462,570
Allowances Recognized				9,976,729	7,649,557	11,522,358	8,257,086
Write-offs				(6,954,831)	(8,302,416)	(8,248,319)	(8,995,448)
Other Changes				-	-	-	236
Balance at End of Year (1)				10,662,794	7,640,896	11,998,483	8,724,444
Current				1,552,882	1,443,234	2,034,385	1,848,098
Long-term				9,109,912	6,197,662	9,964,098	6,876,346
Recoveries Accumulated in the Period (2)				1,858,730	914,250	2,064,252	1,031,774
(1) Includes R$14,042 (2010 - R$48,456) in the Bank and R$373,932 (2010 - R$573,990) in the Consolidated related to changes in allowance for loan losses.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$308,323 (2010 - R$104,054), in the Bank and in the Consolidated amounts R$337,520 ( 2010 - R$ 104,842).

g) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	2011		2010
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	10,068,894	4.0%	7,961,075	3.8%
10 Biggest	28,285,880	11.2%	21,502,608	10.3%
20 Biggest	37,817,838	15.0%	29,342,272	14.0%
50 Biggest	55,371,687	21.9%	44,574,999	21.3%
100 Biggest	69,464,830	27.5%	58,225,622	27.8%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/ Consolidated
			2011	2010
Assets
Rights to Foreign Exchange Sold			16,390,313	9,813,642
Exchange Purchased Pending Settlement			18,778,367	10,403,708
Advances in Local Currency			(100,932)	(93,237)
Income Receivable from Advances and Importing Financing (Note 8.a)			68,963	48,067
Foreign Exchange and Term Documents in Foreign Currencies			9,006	17,561
Total			35,145,717	20,189,741
Current			34,851,804	20,055,172
Long-term			293,913	134,569

Liabilities
Exchange Sold Pending Settlement			16,993,366	9,698,410
Foreign Exchange Purchased			18,007,976	10,538,425
Advances on Foreign Exchange Contracts (Note 8.a)			(2,225,486)	(2,022,439)
Others			17,998	10,349
Total			32,793,854	18,224,745
Current			32,393,881	18,138,328
Long-term			399,973	86,417

Memorandum Accounts
Open Import Credits			700,160	439,502
Confirmed Export Credits			166,825	24,711

10. Trading Account

		Bank		Consolidated
	2011	2010	2011	2010
Assets
Financial Assets and Pending Settlement Transactions	256,101	276,711	257,337	281,745
Debtors Pending Settlement	73,135	4,007	159,253	98,144
Stock Exchanges - Guarantee Deposits	276,919	365,151	277,272	365,151
Records and Settlement	-	-	23,931	124,552
Others	88,408	83	88,408	83
Total (Current)	694,563	645,952	806,201	869,675

Liabilities
Financial Assets and Pending Settlement Transactions	290,187	198,762	290,187	198,762
Creditors Pending Settlement	51,000	9,951	164,518	226,807
Creditors for Loan of Shares	351,296	37,448	351,296	37,448
Clearinghouse Transactions	-	-	550	525
Records and Settlement	1,787	1,345	2,322	3,494
Total	694,270	247,506	808,873	467,036
Current	694,242	247,484	808,845	467,014
Long-term	28	22	28	22

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		December 31, 2010	Recognition	Realization	December 31, 2011
Allowance for Loan Losses		3,987,213	4,070,056	(3,959,053)	4,098,216
Reserve for Legal and Administrative Proceedings - Civil		578,053	75,310	(122,054)	531,309
Reserve for Tax Risks and Legal Obligations		1,965,458	795,768	(147,428)	2,613,798
Reserve for Legal and Administrative Proceedings - Labor		1,011,718	684,871	(474,760)	1,221,829
Amortized Goodwill		189,020	-	(72,258)	116,762
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,762,752	-	(88,488)	1,674,264
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		92,408	8,380	-	100,788
Accrual for Pension Plan		301,201	13,737	-	314,938
Profit Sharing, Bonuses and Personnel Gratuities		272,942	467,340	(426,860)	313,422
Other Temporary Provisions		1,717,343	-	(264,682)	1,452,661
Total Tax Credits on Temporary Differences		11,878,108	6,115,462	(5,555,583)	12,437,987
Tax Loss Carryforwards		152,806	176,443	-	329,249
Social Contribution Tax - Executive Act 2.158/2001		727,290	-	(43,709)	683,581
Total Tax Credits		12,758,204	6,291,905	(5,599,292)	13,450,817
Unrecorded Tax Credits		(1,427,846)	-	538,793	(889,053)
Balance of Recorded Tax Credits		11,330,358	6,291,905	(5,060,499)	12,561,764
Current		4,925,931			5,980,796
Long-term		6,404,427			6,580,968

					Bank
		December 31, 2009	Recognition	Realization	December 31, 2010
Allowance for Loan Losses		4,191,501	3,383,499	(3,587,787)	3,987,213
Reserve for Legal and Administrative Proceedings - Civil		578,106	240,467	(240,520)	578,053
Reserve for Tax Risks and Legal Obligations		1,366,519	600,468	(1,529)	1,965,458
Reserve for Legal and Administrative Proceedings - Labor		1,148,467	391,432	(528,181)	1,011,718
Amortized Goodwill		261,278	-	(72,258)	189,020
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,706,874	55,878	-	1,762,752
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		201,692	-	(109,284)	92,408
Accrual for Pension Plan		196,416	104,785	-	301,201
Profit Sharing, Bonuses and Personnel Gratuities		317,970	429,272	(474,300)	272,942
Other Temporary Provisions		1,699,101	18,481	(239)	1,717,343
Total Tax Credits on Temporary Differences		11,667,924	5,224,282	(5,014,098)	11,878,108
Tax Loss Carryforwards		229,949	-	(77,143)	152,806
Social Contribution Tax - Executive Act 2.158/2001		900,730	-	(173,440)	727,290
Total Tax Credits		12,798,603	5,224,282	(5,264,681)	12,758,204
Unrecorded Tax Credits		(1,583,410)	-	155,564	(1,427,846)
Balance of Recorded Tax Credits		11,215,193	5,224,282	(5,109,117)	11,330,358
Current		5,084,675			4,925,931
Long-term		6,130,518			6,404,427

					Consolidated
	December 31, 2010	Disposal (2)	Recognition	Realization	December 31, 2011
Allowance for Loan Losses	4,742,363	-	4,601,004	(4,432,909)	4,910,458
Reserve for Legal and Administrative Proceedings - Civil	612,984	(10,257)	102,664	(133,199)	572,192
Reserve for Tax Risks and Legal Obligations	2,324,538	(22,542)	997,208	(220,708)	3,078,496
Reserve for Legal and Administrative Proceedings - Labor	1,048,747	(5,019)	693,545	(486,870)	1,250,403
Amortized Goodwill	196,963	-	-	(72,258)	124,705
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,763,688	-	4	(89,104)	1,674,588
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	94,875	-	8,387	(2,344)	100,918
Accrual for Pension Plan	301,201	-	13,737	-	314,938
Profit Sharing, Bonuses and Personnel Gratuities	289,289	(787)	502,536	(458,006)	333,032
Other Temporary Provisions	1,810,342	(30,635)	32,960	(267,821)	1,544,846
Total Tax Credits on Temporary Differences	13,184,990	(69,240)	6,952,045	(6,163,219)	13,904,576
Tax Loss Carryforwards	1,573,375	-	229,186	(278,943)	1,523,618
Social Contribution Tax - Executive Act 2.158/2001	741,436	-	-	(43,709)	697,727
Total Tax Credits	15,499,801	(69,240)	7,181,231	(6,485,871)	16,125,921
Unrecorded Tax Credits	(1,552,411)	291	(103,739)	660,021	(995,838)
Balance of Recorded Tax Credits	13,947,390	(68,949)	7,077,492	(5,825,850)	15,130,083
Current	5,925,408	-			7,086,783
Long-term	8,021,982	-			8,043,300

							Consolidated
				December 31, 2009	Recognition	Realization	December 31, 2010
Allowance for Loan Losses				4,909,822	3,699,620	(3,867,079)	4,742,363
Reserve for Legal and Administrative Proceedings - Civil				616,202	255,675	(258,893)	612,984
Reserve for Tax Risks and Legal Obligations				1,652,054	732,134	(59,650)	2,324,538
Reserve for Legal and Administrative Proceedings - Labor				1,181,531	405,521	(538,305)	1,048,747
Amortized Goodwill				276,638	7	(79,682)	196,963
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,709,200	55,962	(1,474)	1,763,688
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)				204,854	180	(110,159)	94,875
Accrual for Pension Plan				196,416	104,785	-	301,201
Profit Sharing, Bonuses and Personnel Gratuities				332,454	459,764	(502,929)	289,289
Other Temporary Provisions				1,797,714	33,495	(20,867)	1,810,342
Total Tax Credits on Temporary Differences				12,876,885	5,747,143	(5,439,038)	13,184,990
Tax Loss Carryforwards				1,770,055	12,964	(209,644)	1,573,375
Social Contribution Tax - Executive Act 2.158/2001				914,876	-	(173,440)	741,436
Total Tax Credits				15,561,816	5,760,107	(5,822,122)	15,499,801
Unrecorded Tax Credits				(1,743,013)	(701)	191,303	(1,552,411)
Balance of Recorded Tax Credits				13,818,803	5,759,406	(5,630,819)	13,947,390
Current				5,597,886			5,925,408
Long-term				8,220,917			8,021,982
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Merger disposal of companies (Notes 14 and 36).

b) Expected Realization of Recorded Tax Credits

							Bank
							2011
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	3,087,380	2,084,138	89,278	-	-	5,980,796	5,980,796
2013	1,623,002	956,562	89,278	294,536	162,471	3,125,849	3,125,849
2014	977,573	586,318	2,099	-	100,277	1,666,267	1,666,267
2015	191,629	109,956	2,099	-	25,949	329,633	329,633
2016	129,784	90,535	2,099	-	207,524	429,942	429,942
2017 to 2019	326,070	182,156	-	-	187,360	695,586	695,586
2020 to 2021	217,797	115,894	-	-	-	333,691	333,691
2022 to 2024	479,564	264,771	-	34,713	-	779,048	-
2025 to 2026	16,366	9,819	-	-	-	26,185	-
After 2026	52,388	31,432	-	-	-	83,820	-
Total	7,821,553	4,431,581	184,853	329,249	683,581	13,450,817	12,561,764

							Consolidated
							2011
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	4,258,139	2,322,763	89,297	402,790	14,146	7,087,135	7,086,783
2013	1,831,068	1,085,445	89,297	568,280	162,471	3,736,561	3,735,985
2014	1,172,152	709,542	2,102	167,002	100,277	2,151,075	2,149,590
2015	201,352	115,173	2,102	93,564	25,949	438,140	438,140
2016	190,088	122,081	2,102	90,551	207,524	612,346	612,346
2017 to 2019	331,125	185,112	-	41,177	187,360	744,774	744,774
2020 to 2021	222,204	118,460	-	21,920	-	362,584	362,465
2022 to 2024	479,959	265,008	-	138,334	-	883,301	-
2025 to 2026	16,366	9,819	-	-	-	26,185	-
After 2026	52,388	31,432	-	-	-	83,820	-
Total	8,754,841	4,964,835	184,900	1,523,618	697,727	16,125,921	15,130,083

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$11,511,849 (2010 - R$11,247,173) Bank and R$13,819,160 (2010 - R$13,660,928) Consolidated and the present value of recorded tax credits is R$11,133,475 (2010 - R$10,078,726) Bank and R$13,395,205 (2010 - R$12,392,856) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	2011	2010	2011	2010
Notes and Credits Receivable (Note 8.a)
Credit Cards	10,150,781	8,017,820	10,150,781	8,017,820
Receivables	2,090,820	962,506	3,911,299	2,487,428
Rural Product Notes	137,266	131,128	137,266	131,128
Escrow Deposits for
Tax Claims	3,052,996	3,210,473	4,067,532	4,203,900
Labor Claims	1,957,752	1,974,281	2,011,308	2,030,842
Others	590,224	559,145	720,998	698,969
Contract Guarantees - Former Controlling Stockholders (Note 21.h)	840,772	492,360	992,687	493,785
Recoverable Taxes	1,438,191	881,226	2,064,446	1,404,340
Reimbursable Payments	215,237	265,240	144,560	284,914
Salary Advances/Others	402,682	582,358	410,301	585,181
Debtors for Purchase of Assets (Note 8.a)	74,468	128,488	81,431	137,923
Receivable from Affiliates (Note 24.g)	435,710	85,014	356,187	308
Credit from Insurance Operations	-	-	-	148,206
Others	2,472,179	1,352,445	2,605,215	1,386,116
Total	23,859,078	18,642,484	27,654,011	22,010,860
Current	13,865,062	10,558,752	15,491,730	12,257,215
Long-term	9,994,016	8,083,732	12,162,281	9,753,645

13. Foreign Branches

The financial position of the foreign branch in Grand Cayman, converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

			2011	2010
Assets			46,442,545	37,284,194
Current and Long-term Assets			46,442,510	37,201,704
Cash			215,913	198,114
Interbank Investments			3,293,618	3,355,255
Securities and Derivatives Financial Instruments			18,222,565	15,464,809
Lending Operations (1)			21,062,945	15,680,858
Foreign Exchange Portfolio			3,010,026	1,903,839
Other Assets			637,443	598,829
Permanent Assets			35	82,490
Liabilities			46,442,545	37,284,194
Current and Long-term Liabilities			28,361,201	22,372,712
Deposits and Money Market Funding			4,153,380	5,303,744
Funds from Acceptance and Issuance of Securities			8,169,049	3,973,265
Borrowings (2)			10,893,792	9,526,032
Foreign Exchange Portfolio			3,112,695	2,009,250
Other Payables			2,032,285	1,560,421
Deferred Income			15,213	13,638
Stockholders' Equity			18,066,131	14,897,844
Net Income			1,201,241	807,290
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

14. Investments in Affiliates and Subsidiaries

						2011
			Number of Shares or Quotas Owned
			Directly or Indirectly (in Thousands)
Investments		Activity	Common Shares and Quotas	Shares Preferred	Direct Participation	Direct and Indirect Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)		Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)		Leasing	65	32	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset)		Asset Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)		Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)		Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)		Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)		Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI
Brasil (RCI Brasil) (12)		Financial	1	1	39.64%	39.64%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito)		Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (5)		Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.
(Santander CCVM)		Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Brasil Advisory Services S.A. ( SB Advisory) (4)		Other Activities	1,324	-	96.56%	96.56%
Santander Participações S.A. (Santander Participações) (4) (5)		Holding	629	-	100.00%	100.00%
Webmotors S.A.		Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento
S.A. (Santander Getnet) (10)		Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap) (3) (8)		Holding	11,251,175	-	100.00%	100.00%
MS Participações Societárias S.A. (MS Participações) (9)		Holding	12,000	-	78.35%	78.35%
Mantiq Investimentos Ltda (Mantiq) (13)		Other Activities	101	-	100.00%	100.00%
Santos Energia Participações S.A. (Santos Energia) (13)		Holding	37,406	-	100.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização) (8)		Capitalization	64,615	-	-	100.00%
Controlled by Santander Participações
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços) (2)		Insurance Broker	110,769,432	-	-	99.99%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (11)		Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)		Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (11)		Other Activities	3,859	1,217	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)		Other Activities	1,679	-	21.75%	21.75%

	Adjusted Stockholders' Equity	Adjusted Net Income (Loss)		Investments Value	Results on Investments in Affiliates and Subsidiaries
	2011	2011	2011	2010	2011	2010
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (6) (7)	-	304,933	-	2,399,006	321,088	242,680
Santander Leasing (7)	9,999,296	969,827	7,856,850	9,945,655	282,731	780,834
RCI Leasing	572,323	63,525	228,253	202,825	25,334	18,017
Santander Brasil Asset (7)	187,770	73,977	187,770	212,868	66,017	75,207
Santander Consórcios	4,231	173	4,231	4,057	173	248
SB Consórcio (7)	147,715	38,876	147,715	118,072	31,856	25,147
Banco Bandepe (7)	4,408,918	378,659	4,408,918	4,254,691	154,369	239,844
Aymoré CFI (7)	1,221,515	347,494	1,221,515	956,551	290,594	299,921
RCI Brasil (7) (12)	311,436	57,352	123,450	106,939	16,364	21,025
Microcrédito	17,556	5,882	17,556	11,729	5,882	5,793
CRV DTVM (5) (7)	22,394	13,224	22,394	86,613	9,485	3,988
Santander CCVM (7)	253,076	60,353	253,076	340,176	46,913	43,825
SB Advisory (4)	40,659	37,837	39,262	4,407	36,474	3,545
Santander Participações (4) (5) (7)	268,730	39,191	268,730	159,535	35,491	27,898
Webmotors S.A. (7)	60,514	11,207	60,514	52,397	8,117	11,635
Santander Getnet (10)	26,122	12,899	13,061	6,611	6,450	111
Sancap (3) (8)	241,716	146,248	241,716	-	146,248	-
Agropecuária Tapirapé S.A. (1) (4)	-	-	-	7,107	62	373
MS Participações (9)	15,712	397	12,311	-	311	-
Mantiq (13)	50	-	50	-	-	-
Santos Energia (13)	1,310	(144)	1,310	-	(144)	-
Others	-	-	-	-	-	11,176
Controlled by Sancap
Santander Capitalização (8)	251,375	135,050	-	-	-	-
Controlled by Santander Participações
Santander Serviços (2)	166,876	34,469	-	-	-	-
Jointly Controlled Companies
Cibrasec (7) (11)	75,444	11,462	10,287	9,972	910	167
Norchem Participações	45,056	(5,946)	22,528	28,526	(2,973)	2,432
EBP (11)	6,115	(20,876)	679	1,272	(2,320)	(2,041)
Others	-	-	-	91,584	-	522

	Adjusted Stockholders' Equity	Adjusted Net Income (Loss)		Investments Value	Results on Investments in Affiliates and Subsidiaries
	2011	2011	2011	2010	2011	2010
Affiliate
Norchem Holding	111,266	18,733	24,200	22,325	4,075	1,780
Total Bank			15,166,376	19,022,918	1,483,507	1,814,127
Affiliate
Norchem Holding			24,200	22,325	4,074	1,780
Total Consolidated			24,200	22,325	4,074	1,780
(1) Company merged into SB Advisory on Februrary 28, 2011.

(2) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora de Seguros ( Real Corretora) and Santander Serviços, its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.

(3) The Sancap is in the process of constitution (Note 36).

(4) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA;(ii) change the name of Santander CHP S.A. into Santander Brasil Advisory Services and (iii) amendment of its corporate purposes of both companies.

(5) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brazil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by the Bacen

(6) Interest sold on October, 2011 and net income refers to income accumulated up to September 2011 (Note 36).
(7) The equity income does not include the interest on the outstanding equity in the period, which are presented in other operating revenues (Note 29).

(8) At the Meeting held on 29 April 2011 approved the Partial Spin-off version of Santander Seguros with spun-off part of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações SA (Sancap ) (Note 36.b).

(9) Interest acquired in February, 2011.

(10) Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.

(11) Although participation was less than 20%, the Bank assumed a significant influence on their involvement, which was proven due to the enactment of the Bank's in Board of Directors of the investee and participation in policy-making process, including participation in decisions about dividends and transactions significant between the Bank and invested.

(12) The new composition of the Board of Directorsis in approval process in the Bacen. Participation will be changed to 39.58% after approval of the Bacen.
(13) Interest acquired in December, 2011.

15. Fixed Assets

						Bank
					2011	2010
			Cost	Depreciation	Net	Net
Real Estate			2,137,681	(429,572)	1,708,109	1,759,564
Land			707,991	-	707,991	708,870
Buildings			1,429,690	(429,572)	1,000,118	1,050,694
Others Fixed Assets			6,601,722	(3,406,940)	3,194,782	2,646,930
Installations, Furniture and Equipment			1,516,533	(587,553)	928,980	637,759
Data Processing Equipment			1,973,172	(1,467,890)	505,282	451,189
Leasehold Improvements			2,032,328	(893,034)	1,139,294	999,064
Security and Communication Equipment			445,098	(243,213)	201,885	140,577
Others			634,591	(215,250)	419,341	418,341
Total			8,739,403	(3,836,512)	4,902,891	4,406,494

						Consolidated
					2011	2010
			Cost	Depreciation	Net	Net
Real Estate			2,139,823	(431,118)	1,708,705	1,761,667
Land			709,143	-	709,143	711,425
Buildings			1,430,680	(431,118)	999,562	1,050,242
Others Fixed Assets			6,667,593	(3,441,423)	3,226,170	2,669,219
Installations, Furniture and Equipment			1,525,284	(592,083)	933,201	641,180
Data Processing Equipment			1,980,827	(1,474,321)	506,506	452,270
Leasehold Improvements			2,075,458	(910,648)	1,164,810	1,016,080
Security and Communication Equipment			449,246	(247,031)	202,215	141,149
Others			636,778	(217,340)	419,438	418,540
Total			8,807,416	(3,872,541)	4,934,875	4,430,886

16. Intangibles

						Bank
					2011	2010
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			26,868,346	(10,427,092)	16,441,254	19,544,755
Other Intangible Assets			6,111,869	(2,691,618)	3,420,251	2,881,775
Acquisition and Development of Software			3,002,954	(964,191)	2,038,763	1,816,973
Exclusivity Contracts for Provision of Banking Services			3,023,195	(1,721,040)	1,302,155	1,052,622
Others			85,720	(6,387)	79,333	12,180
Total			32,980,215	(13,118,710)	19,861,505	22,426,530

						Consolidated
					2011	2010
			Cost	Amortization	Net	Net
Goodwill on Acquired Companies			27,031,260	(10,456,885)	16,574,375	20,410,171
Other Intangible Assets			6,191,679	(2,715,468)	3,476,211	2,980,745
Acquisition and Development of Software			3,080,611	(986,756)	2,093,855	1,855,790
Exclusivity Contracts for Provision of Banking Services			3,023,195	(1,721,040)	1,302,155	1,052,622
Others			87,873	(7,672)	80,201	72,333
Total			33,222,939	(13,172,353)	20,050,586	23,390,916

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments (Note 35.f).

The base used for the impairment test is the value in use. For this purpose Management estimates cash flows, which is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other; (ii) behavior of the growth estimates for the brazilian financial system; (iii) increase in cost, returns, synergies, and investment plans; (iv) customer behavior; and (v) growth rate and adjustments applied to cash flows in perpetuity. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2011 and 2010.

						Consolidated
					2011	2010
Operating Segments
Commercial Banking					16,441,254	19,544,755
Asset Management and Insurance					133,121	865,416
Total					16,574,375	20,410,171

Main Assumptions
Basis of Valuation						Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)					10 years	10 years
Growth Rate					5.0%	5.0%
Discount Rate (2)					15.2%	15.5%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

Sensitivity test was carried out of the main premises, changing possible reasonable, and was not identified any impairment to goodwill.

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					2011	2010
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,684,773	-	-	-	13,684,773	16,540,171
Savings Deposits	23,293,434	-	-	-	23,293,434	30,303,463
Interbank Deposits	-	1,519,554	41,133,799	7,743,600	50,396,953	36,838,257
Time Deposits	365,069	20,771,970	12,695,942	48,169,762	82,002,743	68,837,459
Total	37,343,276	22,291,524	53,829,741	55,913,362	169,377,903	152,519,350
Current					113,464,541	100,474,701
Long-term					55,913,362	52,044,649

						Consolidated
					2011	2010
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,536,806	-	-	-	13,536,806	16,259,288
Savings Deposits	23,293,434	-	-	-	23,293,434	30,303,463
Interbank Deposits	-	641,769	1,338,642	889,707	2,870,118	2,002,114
Time Deposits	365,069	20,866,473	12,695,942	48,169,755	82,097,239	68,914,259
Total	37,195,309	21,508,242	14,034,584	49,059,462	121,797,597	117,479,124
Current					72,738,135	73,554,666
Long-term					49,059,462	43,924,458

b) Money Market Funding

						Bank
					2011	2010
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		37,288,986	5,605,820	21,664,735	64,559,541	57,462,895
Third Parties		8,424,898	-	-	8,424,898	4,064,067
Linked to Trading Portfolio Operations		6,053,664	1,858,013	-	7,911,677	6,587,886
Total		51,767,548	7,463,833	21,664,735	80,896,116	68,114,848
Current					59,231,381	52,982,982
Long-term					21,664,735	15,131,866

						Consolidated
					2011	2010
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		35,957,487	5,214,305	21,584,554	62,756,346	55,218,272
Third Parties		7,367,550	-	-	7,367,550	3,971,572
Linked to Trading Portfolio Operations		6,053,664	1,858,013	-	7,911,677	6,587,886
Total		49,378,701	7,072,318	21,584,554	78,035,573	65,777,730
Current					56,451,019	50,812,609
Long-term					21,584,554	14,965,121

c) Funds from Acceptance and Issuance of Securities

						Bank
					2011	2010
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		3,055,399	13,972,340	12,789,632	29,817,371	15,158,327
Real Estate Credit Notes - LCI		2,462,345	5,828,817	258,946	8,550,108	7,614,891
Agribusiness Credit Notes - LCA		593,054	693,273	54,905	1,341,232	904,500
Treasury Bills (1)		-	7,450,250	12,475,781	19,926,031	6,638,936
Securities Issued Abroad		241,834	157,199	8,297,611	8,696,644	4,639,647
Eurobonds		176,799	106,983	6,260,320	6,544,102	3,062,466
Securitization Notes - MT100 (2)		65,035	50,216	2,037,291	2,152,542	1,577,181
Total		3,297,233	14,129,539	21,087,243	38,514,015	19,797,974
Current					17,426,772	8,655,929
Long-term					21,087,243	11,142,045

						Consolidated
					2011	2010
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		124,203	109,701	471,881	705,785	610,850
Debentures Resources (3)		80,744	-	-	80,744	-
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		3,055,399	13,973,917	13,420,476	30,449,792	15,168,318
Real Estate Credit Notes - LCI		2,462,345	5,830,394	263,643	8,556,382	7,624,882
Agribusiness Credit Notes - LCA		593,054	693,273	54,905	1,341,232	904,500
Treasury Bills (1)		-	7,450,250	13,101,928	20,552,178	6,638,936
Securities Issued Abroad		241,834	157,199	8,297,611	8,696,644	4,639,647
Eurobonds		176,799	106,983	6,260,320	6,544,102	3,062,466
Securitization Notes - MT100 (2)		65,035	50,216	2,037,291	2,152,542	1,577,181
Total		3,502,180	14,240,817	22,189,968	39,932,965	20,418,815
Current					17,742,997	8,916,197
Long-term					22,189,968	11,502,618

(1) In 2010, CMN allowed financial institutions to issue Treasury Bills. This instrument can be used to expand the long-term financing market; its main features are: minimum term of two years, minimum notional amount of R$300 and only 5% of the issued amount may be early redeemed by the issuer. On December 31, 2011, have a maturity between 2012 to 2017.

(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(3) Debentures issued with remuneration indexed CDI + 1.77%p.a. interest rate and maturity November 21, 2012.

						Bank/Consolidated
					2011	2010
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,252,536	-
Eurobonds	April and November-10	April-15	US$	4.5%	1,617,341	1,447,210
Eurobonds	January and June -11	January-16	US$	4.3%	1,608,424	-
Eurobonds	December-10	December-11	US$	Zero Cupom	-	730,948
Eurobonds	November-05	November-13	R$	17.1%	333,182	471,849
Eurobonds	June-11	December-14	US$	3.1%	300,803	-
Eurobonds	March-05	March-13	R$	17.0%	169,223	169,299
Eurobonds	December-11	January-12	US$	Zero Cupom	73,017	-
Eurobonds (1)	June-07	May-17	R$	FDIC	28,196	31,347
Other					161,380	211,813
Total					6,544,102	3,062,466
(1) Indexed to Credit Event Notes.

						Bank/Consolidated
					2011	2010
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2004-1 Series (1)	September-04	September-11	US$	5.5%	-	33,457
2008-1 Series (1)	May-08	March-15	US$	6.2%	265,203	294,133
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months)+0.8%	753,126	668,916
2009-1 Series (1) (3)	August-09	September-14	US$	Libor (6 months) + 2.1%	94,494	83,924
2009-2 Series (1) (4)	August-09	September-19	US$	6.3%	95,434	84,771
2010-1 Series (1) (5)	December-10	March-16	US$	Libor (6 months)+ 1.5%	471,594	411,980
2011-1 Series (1) (6)	May-11	March-18	US$	4.2%	189,790	-
2011-2 Series (1) (7)	May-11	March-16	US$	Libor (6 months)+ 1.4%	282,901	-
Total					2,152,542	1,577,181
(1) Charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this serie was extended by three years in August, 2011).
(3) Notional will be paid in 6 semiannual installments from March, 2012.
(4) Notional will be paid in 14 semiannual installments from March,2013.
(5) Notional will be paid in 7 semiannual installments from Marck,2013.
(6) Notional will be paid in 9 semiannual installments from March,2014.
(7) Notional will be paid in 5 semiannual installments from March,2014.

d) Money Market Funding Expenses

			Bank		Consolidated
		2011	2010	2011	2010
Time Deposits		8,159,294	5,402,653	8,171,099	5,412,933
Savings Deposits		1,944,715	1,615,819	1,944,715	1,615,819
Interbank Deposits		4,433,249	3,391,181	276,725	129,154
Money Market Funding		8,703,911	5,624,096	8,419,005	5,535,933
Others (1)		5,887,418	1,529,659	6,071,119	1,631,775
Total		29,128,587	17,563,408	24,882,663	14,325,614
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and On Lendings

					Bank/Consolidated
				2011	2010
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Local Borrowings	-	-	-	-	290,665
Foreign Borrowings	4,443,297	8,717,756	1,660,631	14,821,684	13,238,009
Import and Export Financing Lines	3,872,935	8,255,385	1,520,665	13,648,985	10,538,627
Other Credit Lines	570,362	462,371	139,966	1,172,699	2,699,382
Domestic Onlendings	1,120,753	3,068,999	6,031,862	10,221,614	11,841,711
Foreign Onlendings	547,094	367,704	161,827	1,076,625	1,071,858
Total	6,111,144	12,154,459	7,854,320	26,119,923	26,442,243
Current				18,265,603	14,616,727
Long-term				7,854,320	11,825,516

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2016 (2010 - through 2015) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.3% p.a. to 14.9% p.a. (2010 - 0.6% p.a. to 15.0% p.a).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.3% p.a. to 2.1% p.a. (2010 - 1.3% p.a. to 6.8% p.a.) plus exchange rate change falling due through January up to 2014 (2010 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		2011	2010	2011	2010
Provision for Tax Risks and Legal Obligations (Note 21.b)		7,766,647	6,523,044	9,742,170	8,302,715
Reserve for Tax Contingencies - Responsibility of Former Controlling Stockholders (Note 21.h)		817,570	455,054	969,485	455,841
Provision for Deferred Taxes		1,403,690	1,491,768	3,472,439	3,924,268
Accrued Taxes on Income		-	-	2	128
Taxes Payable		328,955	634,632	568,211	959,503
Total		10,316,862	9,104,498	14,752,307	13,642,455
Current		7,306,192	6,100,124	9,387,397	7,987,482
Long-term		3,010,670	3,004,374	5,364,910	5,654,973

Nature and Origin of Deferred Tax Liabilities

					Bank
		December 31, 2010	Recognition	Realization	December 31, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,037,424	-	(406,632)	630,792
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		306,613	339,443	-	646,056
Excess Depreciation of Leased Assets		145,557	-	(30,413)	115,144
Others		2,174	9,524	-	11,698
Total		1,491,768	348,967	(437,045)	1,403,690

					Bank
			December 31, 2009	Recognition	December 31, 2010
Adjustment to Fair Value of Trading Securities and Derivatives (1)			1,037,424	-	1,037,424
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			231,863	74,750	306,613
Excess Depreciation of Leased Assets			116,834	28,723	145,557
Others			2,174	-	2,174
Total			1,388,295	103,473	1,491,768

					Consolidated
	December 31, 2010	Disposal (2)	Recognition	Realization	December 31, 2011
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,461	-	339	(406,668)	631,132
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	352,104	(101,439)	406,487	(116)	657,036
Excess Depreciation of Leased Assets	2,532,224	-	82,275	(441,939)	2,172,560
Others	2,479	(103)	9,524	(189)	11,711
Total	3,924,268	(101,542)	498,625	(848,912)	3,472,439

				Consolidated
	December 31, 2009	Recognition	Realization	December 31, 2010
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,041,733	4	(4,276)	1,037,461
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	264,815	87,451	(162)	352,104
Excess Depreciation of Leased Assets	2,198,299	333,925	-	2,532,224
Others	2,542	-	(63)	2,479
Total	3,507,389	421,380	(4,501)	3,924,268
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Merger disposal of companies (Notes 14 and 36).

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					2011	2010
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI	2,801,102	2,495,990
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,516,018	1,351,627
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,427,982	1,273,137
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	920,870	814,922
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	848,876	753,066
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	822,956	733,718
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI	516,217	460,494
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	482,026	430,041
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI	431,194	384,437
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	422,628	374,705
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	431,919	372,952
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI	146,183	128,062
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%	140,373	121,954
Total (Long-term)					10,908,344	9,695,105
(1) Subordinated Deposit Certificates issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

		Bank		Consolidated
	2011	2010	2011	2010
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions (Note 36)	-	-	1,720,970	21,531,660
Credit Cards	11,004,024	7,680,076	11,004,024	7,680,076
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)	4,627,112	4,192,143	4,806,194	4,379,842
Employee Benefit Plans (Note 33)	1,246,040	1,185,689	1,246,040	1,185,689
Payables for Acquisition of Assets and Rights (1)	336,068	634,352	336,068	635,746
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders(Note 21.h)	23,202	37,306	23,202	37,944
Accrued Liabilities
Personnel Expenses	1,173,165	1,024,260	1,241,447	1,084,608
Administrative Expenses	141,782	110,336	195,648	145,146
Others Payments	164,338	148,246	196,952	212,017
Creditors for Unreleased Funds	629,516	469,735	629,516	469,735
Provision of Payment Services	153,296	211,332	153,296	211,332
Agreements with Official Institutions	85,447	111,264	85,447	111,264
Suppliers	234,515	160,291	266,092	172,090
Others	1,628,088	1,493,536	1,955,321	1,936,010
Total	21,446,593	17,458,566	23,860,217	39,793,159
Current	16,716,082	12,965,412	18,922,345	34,753,382
Long-term	4,730,511	4,493,154	4,937,872	5,039,777
(1) Refers basically to export note loan operations in the amount of R$275,743 (2010 - R$578,325).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2011 and 2010 no contingent assets were accounted.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	2011	2010	2011	2010
Reserve for Tax Contingencies and Legal Obligations (Note 18)	7,766,647	6,523,044	9,742,170	8,302,715
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)	4,627,112	4,192,143	4,806,194	4,379,842
Labor	3,261,334	2,709,904	3,337,704	2,808,836
Civil	1,365,778	1,482,239	1,468,490	1,571,006
Total	12,393,759	10,715,187	14,548,364	12,682,557

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			2011			2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the year	6,523,044	2,709,904	1,482,239	5,003,557	3,005,466	1,541,632
Recognition Net of Reversal (1) (2)	1,197,559	1,961,656	65,915	1,188,543	568,981	199,779
Inflation Adjustment	610,375	266,379	129,433	372,276	249,211	128,674
Write-offs Due to Payment	(15,175)	(1,664,563)	(322,988)	(40,581)	(1,149,974)	(387,895)
Others (3)	(549,156)	(12,042)	11,179	(751)	36,220	49
Balance at End of the year	7,766,647	3,261,334	1,365,778	6,523,044	2,709,904	1,482,239
Escrow Deposits - Other Receivables	818,304	822,798	125,772	933,467	863,565	110,730
Escrow Deposits - Securities	24,366	60,697	4,708	22,692	48,450	62,257
Total Escrow Deposits (4)	842,670	883,495	130,480	956,159	912,015	172,987

						Consolidated
			2011			2010
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the year	8,302,715	2,808,836	1,571,006	6,434,315	3,094,615	1,637,408
Recognition Net of Reversal (1) (2)	1,538,494	2,004,709	158,312	1,486,786	591,925	217,099
Inflation Adjustment	757,919	277,439	140,928	467,569	259,844	139,231
Write-offs Due to Payment	(37,658)	(1,728,669)	(387,146)	(85,204)	(1,173,768)	(422,781)
Merger Disposal of Companies (Notes 14 and 36)	(136,502)	(12,569)	(25,789)	-	-	-
Others (3)	(682,798)	(12,042)	11,179	(751)	36,220	49
Balance at End of the year	9,742,170	3,337,704	1,468,490	8,302,715	2,808,836	1,571,006
Escrow Deposits - Other Receivables	1,557,241	846,613	154,191	1,482,562	893,442	125,898
Escrow Deposits - Securities	34,941	60,697	4,708	29,254	48,450	62,257
Total Escrow Deposits (4)	1,592,182	907,310	158,899	1,511,816	941,892	188,155

(1) Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded under tax expenses and other operating income and social contribution.

(2) In the fourth quarter of 2011 were made up an additional R$648.7 million provision for labor proceedings concerning the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Alongside this, Banco Santander has been working strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) In 2011 the change for accrual for legal and administrative proceedings - responsability for ex- controllers (Note 21.h).
(4) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal Obligations - Tax and Social Security
The main judicial and administrative proceedings involving tax and social security obligations are:

PIS and Cofins - R$6,168,062 Bank and R$6,844,194 Consolidated (2010 - R$4,574,541 Bank and R$5,127,722 Consolidated): lawsuit filed by several companies of the Consolidated against the provisions of Law 9.718/1998, pursuant to which PIS and Cofins must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court (STF), were levied only on revenues from services and sale of goods.

CSLL - Equal Tax Treatment - R$3,440 Bank and R$49,314 Consolidated (2010 - R$185,067 Bank and R$278,194 Consolidated): lawsuits filed by several companies of the Consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject to the application of Law 11.941/2009.

Increase in CSLL Tax Rate - R$419,548 Bank and R$1,016,962 Consolidated (2010 - R$393,356 in the Bank and R$870,923 in the Consolidated): Banco Santander and other companies of the Consolidated filed for an injunction to avoid the increase in the CSLL tax rate established by Provisional Act 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Provisions for Tax Risks and Social Security
Refer to judicial and administrative proceedings related to taxes and social security , based on the legal counsel’s opinion, as probable loss for which provisions were recorded.

The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$312,604 Bank and R$542,443 Consolidated (2010 - R$295,291 Bank and R$473,371 Consolidated): refers to discussions in judicial and administrative proceedings against several municipalities, which require the payment of ISS, on several revenues from operation that are not usually qualify as service.

Social Security Contribution (INSS) - R$271,569 Bank and R$288,137 Consolidated (2010 - R$235,581 Bank and R$259,526 Consolidated): refers to judicial and administrative proceedings on companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as salary.

f) Provisions for Legal and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Provisions for Legal and Administrative Proceedings - Civil Contingencies
They are legal preceedings related to civil actions being:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position's by the moment is against the bank. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the bank in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the STJ decided that the period of prescription for class actions regarding Economic plans in five years from each Economic plans dates.With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence.Banco Santander believes that its defense's arguments can be well succeed.

h) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$817,570, R$14,150 and R$9,052 (2010 - R$455,054, R$30,467 e R$6,839) in the Bank and R$969,485, R$14,150 and R$9,052 (2010 - R$455,841, R$30,764 e R$7,180) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

i) Contingent Liabilities Classified as Possible Loss Risk
Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (Tax on Banking Transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. (Produban Informática) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, during 2000 and 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals (CARF), judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions at the end of their resources to the last instance of CARF. The updated amount of each proceeding is approximately R$564 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander, whose objects are the collection of IRPJ and CSLL taxes for tax years 2002 to 2006, on amounts reimbursed by the former controlling shareholder of Group Bozano Simonsen arising form acts of management responsability wich payments were paid by the consolidated entities. The tax authority deemed amount deposited on behalf of these entities to be taxable income and not reimbursement. In December 2011 the CARF judged the administrative process for the 2002 base period (R$438,7 million), offsetting the full assessment notice. The decision may be appealed by the Authority by the last instance of CARF. The updated amount is approximately R$644 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$422 million.

Credit Losses - administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$335 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$108 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7.689/1988 and Law 7.787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$170 million.

INSS on Profits or Results (PLR) - refers to judicial and administrative and legal proceedings arising from tax assessments, which aim to collect social security contributions on payments made by the Bank and the consolidated companies, as a PLR. The Tax Authorities have concluded that the requirements were not met the law. Against these charges were brought the applicable appeals, because the Management believes that all procedures have been adopted under the law to characterize the nature of payment of PLR. The updated amount involved is approximately R$273 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, admitted until by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal, which the admissibility of the Supreme Court has been granted. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			2011			2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	16,000,704	16,052,894	32,053,598	38,084,679	36,130,149	74,214,828
Foreign Residents	196,841,028	170,149,491	366,990,519	174,757,053	150,072,236	324,829,289
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treausry Shares	(391,254)	(355,685)	(746,939)	-	-	-
Total Outstanding	212,450,478	185,846,700	398,297,178	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Meeting approved the proposal to increase capital by R$22,130, without the issuance of new shares, through the incorporation of capital reserves.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						2011
			In Thousands of	Brazilian Real per Thousand Shares/Units
			Brazilian Real (9)	Common	Preferred	Units
Interest on Capital (1) (5) (9)			600,000	1.4366	1.5802	158.0216
Interim Dividends (2) (5)			273,840	0.6556	0.7212	72.1211
Interim Dividends (2) (5) (9)			476,160	1.1401	1.2541	125.4059
Interest on Capital (3) (5) (9)			550,000	1.3168	1.4485	144.8532
Interim Dividends (4) (5) (9)			100,000	0.2394	0.2634	26.3369
Interest on Capital (6) (8) (9)			400,000	0.9592	1.0551	105.5127
Interest on Capital (7) (8) (9)			775,000	1.8590	2.0449	204.4944
Total Accumulated as of December 31, 2011			3,175,000
(1) Established by the Board of Directors in March 2011, common shares - R$1.2211, preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by Board of Directors in May 2011.
(3) Established by Board of Directors in June 2011, shares - R$1,1193, preferred shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June 2011.
(5) The amount of interest on capital and dividends intermediate / intermediate was paid on August 29, 2011.
(6) Established by Board of Directors in September 2011, common shares - R$0.8153, preferred shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) Established by Board of Directors in December 2011.
(8) The amount of interest on capital will be paid on a date to be timely informed, without any compensation as monetary.
(9) The amount of interim dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2011.

						2010
			In Thousands of	Brazilian Real per Thousand Shares/Units
			Brazilian Real (9)	Common	Preferred	Units
Interest on Capital (1) (4)			400,000	0.9577	1.0535	105.3477
Interest on Capital (2) (4)			400,000	0.9577	1.0535	105.3477
Interim Dividends (3) (4)			500,000	1.1971	1.3168	131.6847
Interest on Capital (5) (8)			530,000	1.2690	1.3959	139.5858
Interest on Capital (6) (8)			430,000	1.0295	1.1325	113.2488
Interim Dividends (7) (8)			1,280,000	3.0647	3.3711	337.1128
Total Accumulated as of December 31, 2010			3,540,000
(1) Established by the Board of Directors in March, 2010, common shares - R$0.8141 and preferred shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010, common shares - R$0,8141 and preferred shares - R$0.8955 and Units - R$89.5456, net of taxes.
(3) Established by the Board of Directors in June, 2010.
(4) The amounts for the interest on capital and intermediate dividends were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, common shares - R$1.0786 and preferred shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the Board of Directors in December, 2010, common shares - R$0.8751 and preferred shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December, 2010.
(8) The amounts for the interest on capital and intermediate dividends were paid on February 25, 2011.
(9) The amount of interim dividend and interest on capital were fully allocated to mandatory dividend for the fiscal year 2010.

c) Dividend Equalization Reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury Shares

On November 9, 2010 , the Board of Directors approved the Buyback Units Program issued by Banco Santander allowed purchase up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares, valid until November 9,2011. However, in the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale, valid up to August 24,2012.

The new Buyback Program aims to : (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of trainer market services (“market maker”) in Brazil for certain índex funds, where the Units are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

Still in November 9, 2010, the BM&FBOVESPA has authorized the purchase of ADRs by Santander Madrid or its affiliates until 3% of the total shares issued by the Bank. Therefore, adding the number of Units/ADRs that may be acquired by the Company and Santander Madrid and its affiliates,the percentage of shares outstanding, that on July 31, 2011 was 18.63%, and shares outstanding could be reduced until 14.13%. This authorization does not imply in losses to the obligation assumed by Santander to reach a free float of 25% until October 7, 2012 (extendable under certain conditions until October 7, 2014), provided in the Adoption of Corporate Governance Practices Level 2 Agreement signed with BM&FBOVESPA.

Until December 31, 2011, was acquired and held in treasury 5,380,800 Units, amounting to R$79,547. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$14.78 and R$16.06. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$33,221. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on December 31, 2011 was R$14.96 per Unit and US$8.14 per ADR.

Additionally, during the period of 12  months ended in December 31, 2011, treasury shares were traded, refer to the services of a market maker ("Market Maker") that resulted in a gain of R$13, recorded directly in stockholders'equity in capital reserves.

e) Adjustments on Previous Periods

Effects of change in accounting principles related to adjustments resulting from the adoption of Resolution CVM 600/2009 having effect for the periods ended since December 2010 (Note 3.l and Note 35.c).

f) Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . In December 31, 2011, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

g) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is decreased by unrealized results amounting of R$35,135 (2010 - R$26,007). On 2011, were realized results amounting of R$3,503 (2010 - R$6,615) and recorded unrealized results about new transactions amounts R$10,041.

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital. In July 2008 new regulatory capital measurement rules, under the Basileia II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	2011	2010
Adjusted Tier I Regulatory Capital (2)	48,327,405	44,883,986
Tier II Regulatory Capital	6,642,092	7,433,493
Adjusted Regulatory Capital (Tier I and II) (2)	54,969,497	52,317,479
Required Regulatory Capital	30,431,244	26,019,647
Adjusted Portion of Credit Risk (2) (3)	26,952,907	23,480,589
Market Risk Portions (4)	1,757,599	1,077,100
Operational Risk Portion	1,720,738	1,461,958
Basel II Ratio	19.9%	22.1%
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(2) Does not include the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Brasil Dois Participações S.A., as required by IFRS.

(3) For the portfolio of individuals, the Central Bank Letter 3.515 of December 3,2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles, reduces the risk weight for credit contracted consigned up to July 2011 from 150% to 75% or 100% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(4) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Bacen Circular Letter 3.477/2009, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2011 and 2010, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

At the Meeting held on April 26, 2011, was approved the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, amounts R$3,960.

b) Long-Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Spain Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals.

c) Short-Term Benefits

Board of Directors’, Executive Board’s and Audit Committee Compensation
					2011	2010
Fixed Compensation					48,997	45,078
Variable Compensation					180,221	162,732
Others					11,818	8,659
Total (1) (2)					241,036	216,469

(1) Refers to the amount paid by Banco Santander to executive officers holding trust the positions which they hold in the Bank and other companies of the Santander Conglomerate, and in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.

(2) The period of 12 months ended in December 31,2011 , were paid to the Directors of Santander Seguros and Santander Brasil Asset the amount of R$8,312 (2010 - R$6,667).

Additionally, in the period of twelve months ended in December 31, 2011, charges were collected on management compensation in the amount of R$22,768 (2010 - R$23,547).

d) Contract Termination
The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Lending Operations
Under current legislation, loans or advances ar not granted to:
I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership Interest
The table below shows the direct interest (common and preferred shares) in December 31, 2011 and 2010:

	2011
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	72,876,994	34.2%	61,631,776	33.1%	134,508,770	33.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	211,427	0.1%	193,458	0.1%	404,885	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,929,333	17.8%	35,984,611	19.3%	73,913,944	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	2010
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
SIH (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

Amendment to Form F-3 and Sales of ADS by Santander Group

On November 14, 2011, Banco Santander filed the application for registration of an amendment number 2 to the Registration Statement on Form F-3, which is valid automatically, with the Securities and Exchange Commission (SEC), to allow the sale of ADS or Units of Banco Santander by the Santander Group companies or own Banco Santander. Additionally, in terms of a prospectus supplement filed on November 16, 2011, any one shareholder of Banco Santander SA (Santander Spain), Grupo Empresarial Santander SL (GES), and Banco Madesant - Sociedade Unipessoal S.A. (an affiliate company of the group) may offer for sale, periodically, to 310,832,288 ADS or Units of Banco Santander. The purpose of these documents is to have available for sale on a registered basis, by Banco Santander and certain companies belonging to Grupo Santander, about 8% of the share capital of Banco Santander. As reported by Banco Santander Spain, is the intention of Grupo Santander the record is used to: (i) allow greater flexibility to the Santander Group in relation to the fulfillment of its commitment to deliver about 5% of its shareholding in Banco Santander on the terms of the exchangeable securities issued; and (ii) comply with the commitment of Santander Spain to reach a free float of 25% in Banco Santander before October, 2012 (or subject to an agreement with BM&FBOVESPA, before October 2014), when market conditions are appropriate. No registration with the CVM public offering of securities in Brazil was requested. On 9 January, 2012 the GES transferred to Santander Spain ADRs representing approximately 5.18% of the capital of Santander Brasil, in an internal reorganization at the Santander Group, for the transfer of approximately 4.41% of the capital of Santander Brasil to a third party that will deliver the same share to investors in the exchangeable securities issued by Santander Spain in October 2010 when due and as provided in such securities. The exchangeable securities issued by Santander Spain has been the subject of a Material Fact dated October 29, 2010. As a result of these transfers Santander Spain, directly or indirectly, now holds 78.14% of voting capital and 76.97% of the total capital of Santander Brasil, and the free float rose to 22.75% of total capital.

g) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

				Bank
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	228,821	-	315,932	-
Banco Santander Espanha	227,724	-	315,203	-
Others	1,097	-	729	-
Interbank Investments	36,202,547	2,813,443	24,239,432	1,912,635
Aymoré CFI	35,385,466	2,757,626	20,066,804	1,869,827
Banco Santander Espanha (1)	-	5,046	3,930,129	2,384
Others	817,081	50,771	242,499	40,424
Securities	32,995,982	3,432,176	29,563,806	2,624,597
Santander Leasing	32,995,982	3,432,176	29,563,806	2,624,597
Derivatives Financial Instruments - Net	(402,010)	(454,070)	(96,989)	(13,712)
Santander Benelux, S.A., N.V. (Santander Benelux)	(308,821)	(38,238)	(118,521)	32,111
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)	(94,573)	(342,975)	26,450	(86,572)
Abbey National Treasury Services Plc (Abbey National Treasury)	(39,102)	(91,726)	(33,076)	14,737
Others	40,486	18,869	28,158	26,012
Dividends and Bonuses Receivables (4)	82,881	895,434	484,614	322,732
Santander Seguros	-	89,590	248,505	140,891
Santander Leasing	-	479,302	44,508	-
Aymoré CFI	25,630	56,900	63,485	40,770
Santander Brasil Asset	-	7,960	1,769	9,651
Banco Bandepe	-	224,290	86,598	101,880
Sancap Investimentos e Participações S.A.	34,734	-	-	-
Others	22,517	37,392	39,749	29,540
Trading Account	359,726	5,088	294,000	-
Santander Benelux	262,818	253	258,261	-
Abbey National Treasury	1,369	-	18,817	-
Banco Santander Espanha	95,539	4,835	16,922	-
Foreign Exchange Portfolio - Net	(61,915)	(97,549)	26,756	367
Banco Santander Espanha	(61,915)	(97,549)	26,756	367
Receivables from Affiliates	435,710	520,450	85,014	269,548
Santander Seguros	299,422	129	68,844	38,513
Santander Capitalização	14,155	189,623	2,295	35,414
Aymoré CFI	-	210,163	-	107,885
Banco Santander Espanha	-	4,381	308	16,755
Santander Leasing	59,338	65,892	-	34,905
Others	62,795	50,262	13,567	36,076
Other Receivables - Other	88,770	701,369	161,908	69,811
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	77,692	-	131,699	-
Banco Santander Espanha	5,402	18,632	26,745	57,227
Aviación Antares, A.I.E.	-	-	-	9,449
Zurich Santander Insurance América, S.L. (Zurich Santander)	-	661,122	-	-
Others	5,676	21,615	3,464	3,135
Deposits	(49,687,709)	(4,348,175)	(38,227,893)	(3,366,791)
Santander Leasing	(35,775,475)	(3,262,494)	(25,065,375)	(2,160,130)
Aymoré CFI	(11,636,854)	(846,380)	(9,137,666)	(1,012,853)
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant) (2)	-	(5,013)	(1,857,963)	(25,143)
Banco Bandepe	(2,063,340)	(208,966)	(1,415,654)	(125,674)
Others	(212,040)	(25,322)	(751,235)	(42,991)
Repurchase Commitments	(3,244,688)	(316,709)	(2,666,808)	(116,044)
Fundo de Investimento Santillana	(223,252)	(21,777)	(198,165)	(16,166)
SB Advisory	(48,401)	(5,946)	(55,694)	(5,257)
Webmotors S.A.	(45,798)	(4,920)	(42,071)	(3,240)
SB Consórcio	(169,135)	(15,972)	(135,170)	(10,887)
Isban Brasil S.A.	(110,240)	(6,369)	(89,162)	(8,656)
Produban Informática	(47,898)	(3,407)	(39,188)	(2,663)
Santander Fundo de Investimento Financial Renda Fixa	(1,158,102)	(120,483)	(1,038,101)	(38,226)
Santander Leasing	(1,000,136)	(109,369)	(1,000,000)	(16,841)
Others	(441,726)	(28,466)	(69,257)	(14,108)
Borrowings and Onlendings	(1,367,964)	(173,015)	(2,246,024)	(153,476)
Banco Santander Espanha (3)	(1,200,207)	(172,984)	(2,167,452)	(145,943)
Abbey National Beta Investments Limited (Abbey National Beta)	-	-	-	(7,415)
Others	(167,757)	(31)	(78,572)	(118)

				Bank
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Dividends and Bonuses Payables	(911,619)	-	(1,704,884)	-
Sterrebeeck B.V.	(520,615)	-	(976,922)	-
Grupo Empresarial Santander, S.L.	(379,617)	-	(726,925)	-
Others	(11,387)	-	(1,037)	-
Payables from Affiliates	(6,615)	(230,819)	(9,207)	(183,837)
Produban Informática	-	(103,991)	-	(109,010)
Isban Brasil S.A.	-	(54,101)	(228)	(50,320)
Microcrédito	(3,088)	(28,004)	(2,258)	(20,961)
Banco Santander Espanha	(2,813)	(152)	(6,044)	(485)
Others	(714)	(44,571)	(677)	(3,061)
Other Payables - Other	(2,161,292)	(148,290)	(1,708,023)	(75,885)
Banco Santander Espanha	(1,054)	(36,906)	-	41,209
Brazil Foreign	(2,152,543)	(53,013)	(1,708,023)	(48,879)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	(12,959)	-	(19,722)
Zurich Santander	-	(12,151)	-	-
Others	(7,695)	(33,261)	-	(48,493)

				Consolidated
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	228,821	-	315,932	-
Banco Santander Espanha	227,724	-	315,203	-
Others	1,097	-	729	-
Interbank Investments	-	5,046	3,930,129	3,413
Banco Santander Espanha (1)	-	5,046	3,930,129	2,384
Abbey National Treasury	-	-	-	1,029
Derivatives Financial Instruments - Net	(406,220)	(470,364)	(116,390)	(27,452)
Santander Benelux	(308,821)	(38,238)	(118,521)	32,111
Fundo de Investimento Santillana	(94,573)	(342,975)	26,450	(86,572)
Abbey National Treasury	(39,102)	(91,726)	(33,076)	14,737
Others	36,276	2,575	8,757	12,272
Trading Account	359,726	5,088	294,000	-
Banco Santander Espanha	95,539	4,835	16,922	-
Santander Benelux	262,818	253	258,261	-
Abbey National Treasury	1,369	-	18,817	-
Foreign Exchange Portfolio - Net	(61,915)	(97,549)	26,756	367
Banco Santander Espanha	(61,915)	(97,549)	26,756	367
Receivables from Affiliates	356,187	21,232	308	18,136
Banco Santander Espanha	-	4,381	308	16,755
Santander Seguros	299,626	7,276	-	-
SB Seguros	56,561	7,157	-	-
Others	-	2,418	-	1,381
Other Receivables - Other	35,503	716,858	29,239	66,676
Banco Santander Espanha	5,438	18,632	26,782	57,227
Aviación Antares, A.I.E.	-	-	-	9,449
Santander Seguros	27,011	24,187	-	-
Zurich Santander	-	661,122	-	-
Others	3,054	12,917	2,457	-
Deposits	(42,222)	(9,675)	(1,907,714)	(25,937)
Banco Madesant (2)	-	(5,013)	(1,857,963)	(25,143)
Santander Seguros	(31,062)	-	-	-
SB Seguros	(6,851)	-	-	-
Isban Brasil S.A.	(100)	(4,182)	(40,339)	(704)
Others	(4,209)	(480)	(9,412)	(90)
Repurchase Commitments	(384,144)	(31,802)	(329,689)	(27,883)
Fundo de Investimento Santillana	(223,252)	(21,777)	(198,165)	(16,166)
Produban Informática	(47,898)	(3,407)	(39,188)	(2,663)
Isban Brasil S.A.	(110,240)	(6,369)	(89,162)	(8,656)
Others	(2,754)	(249)	(3,174)	(398)
Borrowings and Onlendings	(1,367,964)	(173,015)	(2,246,024)	(153,476)
Banco Santander Espanha (3)	(1,200,207)	(172,984)	(2,167,452)	(145,943)
Abbey National Beta	-	-	-	(7,415)
Others	(167,757)	(31)	(78,572)	(118)
Dividends and Bonuses Payables	(911,619)	-	(1,704,884)	-
Sterrebeeck B.V.	(520,615)	-	(976,922)	-
Grupo Empresarial Santander, S.L.	(379,617)	-	(726,925)	-
Others	(11,387)	-	(1,037)	-

				Consolidated
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Payables from Affiliates	(2,999)	(205,296)	(6,581)	(161,658)
Banco Santander Espanha	(2,919)	(152)	(6,353)	(485)
Produban Informática	-	(103,991)	-	(109,010)
Isban Brasil S.A.	-	(54,101)	(228)	(50,320)
Produban Servicios Informáticos Generales, S.L.	-	(21,382)	-	-
Others	(80)	(25,670)	-	(1,843)
Other Payables - Other	(86,953)	(120,353)	(52,358)	(27,006)
Banco Santander Espanha	(1,054)	(36,906)	-	41,209
Ingeniería	-	(12,959)	-	(19,722)
Produban servicios Informáticos Generales, S.L.	-	(2,247)	-	(15,868)
Santander Seguros	(74,694)	(12,515)	-	-
SB Seguros	(1,039)	(845)	-	-
Others	(10,166)	(54,881)	(52,358)	(32,625)
(1) In 2010, refers to investments in foreign currency ( overnight applications) maturing in January 2011 and interest of 0.22% p.a..
(2) In 2010, refers to the raising of funds through deposits (Time Deposits) maturing on February 28, 2011 and interest of 1.76%.

(3) In 2011, refers to raising funds through foreign operations transfers totaling R$1,200,207 with maturity up to January 2015 and interest rates between 0.39% and 5.82% (2010 - R$1,995,608, with interest between 0.25% and 7.89% p.a.)
(4) In 2011, were detached dividends amounts R$ 2,803,063 (2010 - R$ 429,563)

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	2011	2010	2011	2010
Revenue from Services Provided	5,917,138	5,118,165	6,250,189	5,648,331
Lending Operations	92,328	182,439	95,119	201,336
Insurance Fees	1,491,274	977,520	1,403,380	1,040,813
Income from Fund Management	1,081,317	971,671	1,225,646	1,143,415
Credit Cards	1,521,602	1,290,598	1,521,602	1,290,598
Check Account Services	237,576	305,103	229,286	302,401
Securities Brokerage and Placement Services	159,844	156,589	217,532	301,039
Receiving Services
Collection	373,373	401,645	373,254	401,204
Bills, Taxes and Fees	150,447	107,450	150,447	107,451
Guarantees Provided	232,696	248,187	232,696	248,187
Others	576,681	476,963	801,227	611,887
Income from Banking Fees	2,086,410	1,769,354	2,699,880	2,155,150
Current Account and Fees	1,328,283	1,312,073	1,328,283	1,312,073
Lending Operations	476,358	455,131	942,573	778,501
Others (1)	281,769	2,150	429,024	64,576
Total	8,003,548	6,887,519	8,950,069	7,803,481
(1) Includes credit card fees , brokerage and evaluation / replacement of assets.

26. Personnel Expenses

		Bank		Consolidated
	2011	2010	2011	2010
Compensation	2,985,762	2,714,527	3,133,306	2,851,233
Charges	1,221,007	1,126,878	1,282,834	1,181,505
Benefits	895,788	846,453	942,107	890,708
Training	115,089	92,391	115,922	93,114
Others	15,755	4,265	16,280	4,439
Total	5,233,401	4,784,514	5,490,449	5,020,999

27. Other Administrative Expenses

		Bank		Consolidated
	2011	2010	2011	2010
Depreciation and Amortization (1)	4,423,590	4,203,274	4,437,889	4,351,136
Outside and Specialized Services	1,773,851	1,655,221	1,935,392	1,802,120
Communications	595,562	562,788	612,882	580,300
Data Processing	1,149,164	979,209	1,159,316	992,066
Advertising, Promotions and Publicity	366,966	335,339	427,697	370,589
Rentals	539,100	456,336	545,942	464,839
Transportation and Travel (2)	170,667	159,727	198,105	181,074
Financial System Services	220,100	201,197	238,258	223,698
Security and Money Transport (2)	520,747	508,314	521,618	510,560
Asset Maintenance and Upkeep	180,420	175,608	182,174	178,503
Water, Electricity and Gas	161,121	143,708	162,240	145,440
Materials	120,435	97,823	122,411	99,734
Others	234,981	260,866	241,692	278,550
Total	10,456,704	9,739,410	10,785,616	10,178,609

(1) Includes goodwill amortization of R$3,103,501 in 2011, in the Bank and in the Consolidated (2010 - R$3,135,319 in the Bank and R$3,241,194 in the Consolidated ), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

(2) It was made to reclassify the cost of transporting currency and pouches, from 2010 to the line of Surveillance and Security for better presentation.

28. Tax Expenses

		Bank		Consolidated
	2011	2010	2011	2010
Cofins (Contribution for Social Security Financing)	1,236,767	1,175,417	1,502,684	1,344,281
ISS (Tax on Services)	329,327	313,488	394,500	369,584
PIS/Pasep (Tax on Revenue)	199,625	191,005	243,835	219,255
Others	610,547	404,371	695,176	461,177
Total	2,376,266	2,084,281	2,836,195	2,394,297

29. Other Operating Income

		Bank		Consolidated
	2011	2010	2011	2010
Monetary Adjustment of Escrow Deposits	350,574	298,158	435,278	345,414
Recovery of Charges and Expenses	639,543	429,786	433,981	310,750
Reversal of Operating Accruals	68,991	439,863	120,590	508,290
Monetary Variation	2,025	13,663	2,134	13,906
Dividends and Bonuses	901,464	338,090	5,679	17,934
Impairment Valuation	-	3,213	-	3,837
Others	285,267	148,925	344,861	243,911
Total	2,247,864	1,671,698	1,342,523	1,444,042

30. Other Operating Expenses
		Bank		Consolidated
	2011	2010	2011	2010
Operating Accruals
Tax (Note 21.c)	99,894	103,139	189,666	112,482
Labor (Note 21.c)	1,961,656	568,981	2,004,903	593,283
Civil (Note 21.c)	65,915	199,779	158,800	224,070
Others	757,515	631,280	770,601	762,877
Credit Cards	914,873	487,378	914,877	487,378
Actuarial Losses - Pension Plan (Note 33.a)	168,845	178,235	168,845	178,235
Monetary Losses	36,031	32,848	44,948	35,350
Legal Fees and Costs	105,470	68,567	117,322	70,290
Serasa and SPC (Credit Reporting Agency)	61,078	48,841	70,780	57,684
Impairment Valuation	4,744	-	4,744	-
Brokerage Fees	45,279	36,938	45,481	36,963
Commissions	67,783	39,061	79,590	56,936
IOF (Taxes on Banking Transactions) Granted	10,093	11,862	10,144	11,878
Others	1,121,667	733,126	1,305,344	877,954
Total	5,420,843	3,140,035	5,886,045	3,505,380

31. Non-operating Result

		Bank		Consolidated
	2011	2010	2011	2010
Result of Investments (1)	711,015	177,804	761,917	178,165
Result on Sale of Other Assets	5,435	176,005	6,884	176,506
Reversal (Recognition) of Allowance for Losses on Other Assets	11,538	23,620	9,413	23,854
Expense on Assets Not in Use	(15,696)	(28,504)	(17,362)	(29,170)
Gains (Losses) of Capital	15,472	9,552	64,253	16,232
Other Income (Expenses)	124,967	42,422	130,010	26,980
Total	852,731	400,899	955,115	392,567
(1) Includes R$648,783 regarding the sale of Santander Seguros (Note 36).

32. Income Tax and Social Contribution

		Bank		Consolidated
	2011	2010	2011	2010
Income Before Taxes on Income and Profit Sharing	3,007,349	5,012,516	3,902,381	6,336,239
Profit Sharing	(1,168,350)	(1,073,181)	(1,257,143)	(1,150,251)
Interest on Capital	(1,550,000)	(1,760,000)	(1,559,667)	(1,769,126)
Unrealized Profits	-	-	(914)	(6,615)
Income Before Taxes	288,999	2,179,335	1,084,657	3,410,247
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(115,600)	(871,734)	(433,863)	(1,364,099)
Equity in Subsidiaries	593,403	725,651	1,630	712
Nondeductible Expenses, Net of Non-Taxable Income	(38,469)	39,688	(5,107)	44,418
Exchange Variation - Foreign Branches	767,921	(196,941)	767,921	(196,941)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	485,293	133,085	500,209	124,007
Effects of Change in Rate of CSLL (1)	-	-	11,842	51,909
Other Adjustments, Incluiding Profits Provided Abroad	39,200	87,599	150,023	86,513
Income and Social Contribution Taxes	1,731,748	(82,652)	992,655	(1,253,481)
1) Effect of rate differences for the other non-financial companies, which the social contribution tas rate is 9%.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension Intities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan endangered is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): in July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Conglomerate. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): in March 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				2011
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	14,925,995	78,403	360,679	1,025,142
Fair Value of Plan Assets	(13,234,324)	(154,104)	(2,853)	(1,289,427)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	(1,305,475)	-	(152,770)	-
Actuarial Gains	124,782	19,411	-	113,115
Value Unrecognized as Asset	170,373	44,159	-	150,167
Net Actuarial Asset at December 31	-	(12,131)	-	(1,003)
Net Actuarial Liability at December 31	681,351	-	205,056	-
Payments Made	99,096	-	39,596	-
Revenues / (Expenses) Recorded	(127,240)	12,131	(54,739)	1,003
Actual Return on Plan Assets	1,331,215	15,271	-	115,500

				2010
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	13,698,562	76,656	331,996	948,720
Fair Value of Plan Assets	(12,792,550)	(147,714)	(2,491)	(1,247,908)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	(867,314)	-	(139,384)	-
Actuarial Gains	454,616	21,219	-	113,177
Value Unrecognized as Asset	159,176	49,839	-	186,011
Net Actuarial Liability (Asset) at December 31	652,490	-	190,121	-
Payments Made	107,631	-	38,200	-
Expenses Recorded	(127,580)	-	(50,655)	-
Actual Return on Plan Assets	1,938,737	15,441	-	92,475

The defined contribution plan amounts recognized were R$54,748 (2010 - R$48,363) Bank and R$55,429 (2010 - R$49,144) Consolidated.

Actuarial Assumptions Adopted in Calculations
Nominal Discount Rate for Actuarial Obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.4% (2010 - 10.7%).

Expected Rate of Return on Plan Assets:
- Banesprev - Plan I - 10.9% (2010 - 11.3%).
- Banesprev - Plan II - 12.4% (2010 - 11.1%).
- Banesprev - Plan III - 12.4% (2010 - 11.3%).
- Banesprev - Plan IV - 10.7% (2010 - 12.2%).
- Banesprev - Supplementary Retirement and Pension Plan - 10.7% (2010 - 11.4%).
- Banesprev - Plan V - 10.7% (2010 - 11.0%).
- Sanprev - 10.6% (2010 - 11.1%).
- Bandeprev - 10.5% (2010 - 11.0%).
- SantanderPrevi - 10.7% (2010 - 10.8%).
- Other Plans: null - the plan does not have assets.

Estimated Long-term Inflation Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4% (2010 - 4.4%).

Estimated Salary Increase Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9% (2010 - 4.9%).

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of Banco Real's former employees is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		2011		2010
	Cabesp	Other Plans	Cabesp	Other Plans
Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,751,376	419,544	3,928,315	342,329
Fair Value of Plan Assets	(4,416,650)	(119,246)	(4,018,263)	(108,799)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	-	(56,919)	-	(10,099)
Actuarial Gains	-	38,256	-	29,591
Value Unrecognized as Asset	(408,344)	77,998	89,948	90,055
Net Actuarial Asset at December 31	(73,618)	-	-	-
Net Actuarial Liability at December 31	-	359,633	-	343,077
Payments Made	41,096	31,043	38,627	15,168
Revenues / (Expenses) Recorded	7,042	(35,038)	(39,015)	(56,356)
Actual Return on Plan Assets	403,297	10,635	569,999	6,637

c) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Management-level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchae Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-years cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of one year from the exercise date.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP Plan,
	PI12 - PSP
	PI13 - PSP (1)	SOP 2014 (2)
Total Shareholder Return (TSR)	% of shares exercisable
1°	50%	100.00%
2°	35%	75.00%
3°	25%	50.00%
4°	0%	25.00%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial
Volatility	57.37%	57.37%
Probability of Occurrence	37.58%	60.93%
Risk-Free Rate	10.50%	11.18%

	SOP 2014	Plano SOP
Method of Assessment	Black&Scholes	Binomial
Volatility	40.00%	57.37%
Rate of Dividends	3.00%	5.43%
Vesting Period	2 years	2,72 years
Average Exercise Time	5 years	3,72 years
Risk-Free Rate	10.5%	11.18%
Probability of Occurrence	53.43%	60.93%
Fair Value of the Option Shares	R$5.81	R$7.19

The average value of shares SANB11 in the end of the year is R$14.96 (2010 - R$21.90).

On December 31, daily pro-rata expenses amounting R$12,721 (2010 - R$20,145) Bank and R$13,153 (2010 - R$20,976) Consolidated, relating to the SOP plan and R$15,200 (2010 - R$6,191) Bank and R$15,910 (2010 - R$6,525) Consolidated relating to the PSP plan. Also recorded in the period a gain with the oscillation of the market value of the share of the PSP Plan in the amount of R$5,354 Bank and R$5.650 Consolidated like personnel expenses. Expenses related to the plans are recognized in respect of other obligations.

					Date of	Date of
	Number of	Exercise Price	Concession	Employees	Commencement	Expiry of Exercise
	Units	In Brazilian Real	Year	Group	of Exercise Period	Period
Balance Plans on December 31, 2009	-
Granted Options (Plan SOP)	15,500,000	23.50	2010	Executives	03/feb/2010	30/jun/2014
Granted Options (Plan PSP)	1,471,475	-	2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (Plan SOP)	(2,877,141)	23.50	2010	Executives	03/feb/2010	30/jun/2014
Cancelled Options (Plan PSP)	(179,802)	-	2010	Executives	03/feb/2010	30/jun/2012
Balance Plans on December 31, 2010	13,914,532
Cancelled Options (PI12 - PSP)	(106,718)	-	2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI12 - SOP)	40,479	23.50	2010	Executives	03/feb/2010	30/jun/2014
Granted Options (PI13 - PSP)	1,498,700	-	2011	Executives	03/feb/2010	30/jun/2013
Cancelled Options (PI13 - PSP)	(130,493)	-	2011	Executives	03/feb/2010	30/jun/2013
Granted Options (SOP 2014)	14,450,000	-	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on December 31, 2011	29,666,500
Plano SOP	12,663,338	23.50	2010	Executives	03/feb/2010	30/jun/2014
PI12 - PSP	1,184,955	-	2010	Executives	03/feb/2010	30/jun/2012
PI13 - PSP	1,368,207	-	2011	Executives	03/feb/2010	30/jun/2013
SOP 2014	14,450,000	-	2011	Executives	26/oct/2011	31/dec/2013
Total	29,666,500

c.2) Global Program
Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

		Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)		15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years		3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan		4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

					Date of	Date of
		Number	Concession	Employees	Commencement	Expiry of Exercise
		of Shares	Year	Group	of Exercise Period	Period
Balance Plans on December 31, 2009		4,009,594
Exercised Options (PI10)		(1,161,014)	2007	Executives	23/jun/2007	31/jul/2010
Cancelled Options (PI10)		(82,341)	2007	Executives	23/jun/2007	31/jul/2010
Granted Options (PI12)		86,198	2009	Executives	19/jun/2009	31/jul/2012
Granted Options (PI13)		597,811	2010	Executives	01/jul/2010	31/jul/2013
Balance Plans on December 31, 2010		3,450,248
Exercised Options (PI11)		(1,783,945)	2008	Executives	21/jun/2008	31/jul/2011
Cancelled Options (PI11)		(527,286)	2008	Executives	21/jun/2008	31/jul/2011
Granted Options (PI14)		531,684	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on December 31, 2011		1,670,701
Plan I12		541,206	2009	Executives	19/jun/2009	31/jul/2012
Plan I13		597,811	2010	Executives	01/jul/2010	31/jul/2013
Plan I14		531,684	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on December 31, 2011		1,670,701

In 2011, pro-rata expenses were registered in the amount of R$9,705 (2010 - R$13,787) Bank and R$10,147 (2010 - R$14,393) Consolidated, related to the costs of the cycles of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

c.3.) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 31, 2011, was recorded daily pro-rata expenses amounting R$55,519 in the Bank and R$56,479 in the Consolidated, referring to the provision for Share-Based Bonus and Gain was recorded with the oscillation of the market value of the share of the plan of R$14,042 in the Bank and R$14,287 in the Consolidated as personnel expenses.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be 100% in Units" SANB11".

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be 100% cash, indexed to 120% of CDI.

34. Risk Management Structure

Banco Santander operates in accordance with Santander Spain Group risk policies, aligned with local and global objectives, taking into consideration the instructions of the Board of Directors and in accordance with the regulations of the Bacen and international good practices, with the aim of protecting capital and ensuring the profitability of business. The Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim to strengthen the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

-Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;
- The involvement of senior management in decision-making;
- A consensus between the risk and business departments on decisions involving credit operations;
- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Ajusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function
The structure of the Banco Santander's Executive Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities:
- To ensure local policies are implemented and adhered to in accordance with corporate standards;
- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;
- To guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by Santander Spain Group;
- To keep informed, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties;

- To resolve transactions beyond the jurisdiction of the authority delegated to the remaining levels of management, in addition to establishing the global limits of risk pre-assessment of economic groups or in relation to exposure by type of risk.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector. The risk function at Banco Santander is executed by the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:
- Methodology and control, which adapts the policies, methodologies and the risk control systems.
- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management
The role of the credit risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management focuses on the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer.

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

The gathering of documentation and information needed for a full analysis of the risk involved in credit operations, identification of the borrower and the counterparty are procedures applied by Banco Santander to determine the volume of collateral and provisions needed for credit operations to be conducted in accordance with existing norms and the due security. The policies, systems and procedures used are reassessed on a minimum annual basis to ensure they are always in accordance with the needs of risk management and current market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sectoral and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management including securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Banco Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated, analyzed and sent quarterly to the management committee. The Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and to make exceptions or renegotiate certain transactions. It is also possible to increase the level of guarantee when necessary.

In order to complement the use of the admission and rating models, Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Management, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

(i) Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

(ii) Sale: this is the decision-making phase for pre-classified and specific transactions; and
(iii) Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This is the process that identifies the bank's interest by means of the assessment of business proposals and risk position. It is defined in the global risk limit plan, an agreed- upon document for the integrated management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment).

A pre-assessment model based on an economic capital measurement and monitoring system is used for large corporate groups.

A simplified pre-assessment model is used for other corporations using maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the portfolio limits are planned using credit management programs, a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, in addition to the limits the activity is subject to and the risk management.

This group of customers is dealt with using the most automated form of risk assessment possible. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the the ability of the customer´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality. This area is made up of teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect. Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Exective Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2682/1999, 2697/2000 and Bacen Letter 2899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

This process uses tools such as behavioral scoring to study the collection performance of certain groups, in an effort to reduce costs and increase recovery rates. These models are designed to measure the probability of customer payment collection efforts in such a way that customers less likely to effect payment are dealt with in a more opportune and intense manner. In the case of customers that are more likely to effect payment, efforts are centered on maintaining a healthy relationship. All customers with overdue payments or rescaled credit are subject to internal restrictions.

Strategies and channels are established in accordance with the analyses that reveal the greatest efficiency in collection. During the first few days of default, a more intensified collection model is adopted, employing specific strategies and closer internal monitoring. Service centers, credit blacklisting, and collection by mail and through the branch network are the methods used by the branch network during this phase, all aimed at customer recovery.

In cases of delays of over 60 days and more significant amounts, internal teams specializing in credit restructuring and recovery enter into action, operating directly with the non-performing customers. Recovery of lesser amounts or more serious delays is carried out by legal or administrative third parties, which are paid commission on any amounts recovered in accordance with internal criteria.

h) Other Information

(i) Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br.

35. Supplementary Information - Conciliation of the Stockholders' Equity and Consolidated Net Income

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS (2), for each of the periods presented, below:

	Note	2011	2010
Shareholders' Equity Attributed to the Parent Under Brazilian GAAP (1)		65,578,565	64,850,978
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss	d	13,840	(251)
Redesignation of Financial Instruments to Available-for-Sale	a	303,686	558,032
Impairment on Loans and Receivables	b	1,128,106	220,590
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	e	545,763	300,000
Reversal of Goodwill Amortization	f	9,786,227	6,682,775
Realization on Purchase Price Adjustments	g	708,533	639,520
Share Based Payments	h	34,132	20,976
Others		(85,820)	82,698
Shareholders' Equity Attributed to the Parent Under IFRS		78,013,032	73,355,318
Non-controlling interest under IFRS		18,960	8,076
Shareholders' Equity (Including Minority Interest) Under IFRS		78,031,992	73,363,394

	Note	2011	2010
Net Income Attributed to the Parent Under Brazilian GAAP (1)		3,557,203	3,863,298
IFRS Adjustments, Net of Taxes, when applicable:
Pension Plan Discount Rate	c	-	(1,082)
Classification of Financial Instruments at Fair Value Through Profit or Loss	d	18,918	(17,887)
Redesignation of Financial Instruments to Available-for-Sale	a	18,402	(16,300)
Impairment on Loans And Receivables	b	907,516	219,630
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	e	245,763	82,795
Reversal of Goodwill Amortization	f	3,103,452	3,241,146
Realization on Purchase Price Adjustments	g	69,013	(87,581)
Others		(172,342)	98,074
Net Income Attributed to the Parent Under IFRS		7,747,925	7,382,093
Non-controlling interest under IFRS		7,928	481
Net Income (Including Non-Controlling Interest) Under IFRS		7,755,853	7,382,574
(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments, as for example, in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

On the income refers to the adjust based on estimated losses on loans and receivables portifolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bacen. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Pension Plan Discount Rate

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate, while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

d) Classification of Financial Instruments at Fair Value Through Profit or Loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis under IFRS, as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of Goodwill Amortization

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

g) Realization on Purchase Price Adjustments

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3 "business combinations", the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

- The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portifolio in comparison to its nominal value, which is appropriated by its average realization period.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in stockholder's equity, while in BRGAAP it is accounted in other payables - other.

36. Corporate Restructuring

a) Sale Process of Santander Seguros

Based on the approval issued by Susep on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction") of all shares issued by its wholly owned subsidiary Santander Seguros for (i) Zurich Santander Insurance America, S.L, a holding company based in Spain (Zurich Santander) held, directly or indirectly, 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Santander Seguros, and (ii) and Banco Santander to Inversiones ZS of 3 common shares of Santander Seguros,and payment of the purchase and sale price preliminary to Banco Santander, net amounts R$2,741,102. The income recognized in this operation was R$648,783, recorded as a non-operational result at the line investments results.

The final sale and purchase price will be set appropriately based on the balance sheet to be specially prepared by Santander Seguros for the period ended September 30, 2011 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The operation fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay

As part of Operation, the Bank will distribute insurance products exclusively over the next 25 years, through its branch network, with the exception of automobile insurance, which are not included in the scope of exclusivity in the Operation. As a result of these contracts, Banco Santander will receive a remuneration equivalent to the currently practiced.

The Operation aims to foster and strengthen the activities of Banco Santander in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capacity of Banco Santander, among others.

The operation, according to the regulations, subject to the approval of Susep.

b) Partial Spin-off version with Santander Seguros separated part for Sancap

In the context of the sale of Santander Seguros, at the Meeting held on April 29, 2011 approved the Partial Spin-off version of Santander Seguros with spun-off portion of its assets to a new company, established at the time of Partial Spin-off, under the corporate name of Sancap Investimentos e Participações S.A . The spun-off assets to Sancap corresponds to the amount of R$511,774 and refers solely to the entire stake held by Santander Seguros on the capital of Santander Capitalização (Note 14).

The procedure for the Partial Split of Santander Seguros with the consequent formation of Sancap was approved by Susep on August 9, 2011.

37. Other Information

a) In Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$23,258,539 (2010 - R$22,563,112).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$113,021,778 (2010 - R$111,338,357), and the total amount of Santander Conglomerate investment funds and assets managed is R$122,717,246 (2010 - R$120,903,629) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of December 31, 2011, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,232,937 (2010 - R$1,349,209) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$157,650 (2010 - 204,423), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

			Bank/Consolidated
		2011		2010
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Restricted Operations on Assets
Lending Operations	41,681	10,442	21,453	3,848
Liabilities - Restricted Operations on Assets
Deposits	(41,681)	(10,442)	(21,453)	(3,844)
Net Income		-		4

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2011 is R$2,019,005, of which R$602,554 up to 1 year, R$1,361,285 from 1 year to up to 5 years and R$55,166 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,273 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$633,342 (2010 - R$455,326).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A. (the Group’s lead entity), and acts as single Audit Comitee for all institutions and insurance companies pertaining to the Group.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of financial reports, of the compliance with rules and legislation, of the effectiveness and independence of the work performed by the internal and independent auditors, and of the internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections and improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Management, internal and independent auditors, executives and the area responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings of March 18 and May 31, 2011. One member is also an independent member of the Board of Directors.

The Audit Committee acts through meetings, analysis, readings and performs other necessary procedures between meetings. In 2011, it held eighty one meetings and in the second half of 2011 and January of 2012, there were forty meeting, for conducting its duties. The Audit Committee´s meeting minutes, and attachments, are regularly sent to the Board of Directors.

In addition to the above, the Audit Committee held a meeting with the Board of Directors on July 25, 2011, and in compliance with the Policy for Related Party Transactions approved by the Board of Directors, followed up on the transactions reviewed in the first half of 2011.

In addition, the Coordinator participates as a hearing body in Executive Committees, including Compliance, Money Laundering Prevention, Operational Risks, Asset Management Compliance and Internal Controls and Products´. The Audit Committee also monitors the results of inspections and appointments made by regulatory and self-regulating bodies and the respective action plans for solving the issues. In this semester, the Audit Committee held specific meetings with the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the Santander Financial and Non-Financial Group entities, confirming their quality. In this respect, the Committee followed up on the third quarter and the six-month period closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting preparation of the financial statements and financial reporting.

IFRS - As part of the work inherent in its duties, the Audit Committee also examined the financial statements according to the International Financial Reporting Standards (IFRS), to comply with the rules applicable to a foreign issuer registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse). In the semester, Santander also published the consolidated financial statements in IFRS to comply with Resolution 3,786 of the National Monetary Council (CMN). In the semester, the Audit Committee also attended specific training regarding IFRS proposed changes and expected impacts for Santander.

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risks Officer, primarily responsible for implementing and promoting awareness and methodology structure, and risk management. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risks area. These analysis were conducted in conformity with Resolutions CMN 2,554/1998 and 3,380/2006 and Circular 249/2004 of the Superintendency of Private Insurance (Susep), related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held three meetings and met, in several other occasions, by having Internal Audit professionals attending other Audit Committee meetings. At the meetings, the Audit Committee reviewed the work plan for 2011, and monitored the work performed in the second half of 2011, the reports issued, the findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly limited reviews report of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issues recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3,467/09. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held six meetings. The main discussions at the meetings involved the financial statements of the third quarter and semester ended December 31, 2011, the accounting practices, deficiencies, internal control issues and recommendations raised in the detailed reports and held a meeting with Deloitte professionals from Spain, experts on IFRS. The Audit Committee also reviewed service proposals presented by Deloitte, to perform services other than auditing, in order to verify the inexistence of conflicts of interest or loss of independence.

Ombusdman

In view of CMN Resolution 3,849/2010, which regulates the Ombudsman function for institutions, the work performed on the second half of 2011, was presented and discussed by the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen), will be reviewed in a meeting scheduled for February 16, 2012.

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management from several areas, for additional analysis, especially: (i) with professionals from Operational Risk area about the results of the technology integration process, with respect on the security impact; (ii) for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance about the Market Trading Code and control of related party transactions; (v) with Finance executives, about the status for implementing Basel requirements and Investor Relations; (vi) with Asset Management executives, for an overview of the operation; and (vii) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management.

Conclusion

As a result of the assessments performed and taking into consideration the scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Financial and Non-Financial Group’s financial statements and, recommends its approval by Banco Santander (Brasil) S.A. Board of Directors.

Audit Committee

São Paulo, January 30, 2012

Celso Clemente Giacometti

Maria Elena Cardoso Figueira – Coordinator anda Financial Expert

René Luiz Grande

Sérgio Darcy da Silva Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer